08061412



Received SEC
OCT 15 2008
Washington, DC 20549

PROCESSED
OCT 29 2008
THOMSON REUTERS

2008 ANNUAL REPORT

FOUNTAIN POWERBOATS IN BRIEF

Founded in 1979 by offshore racing legend Reggie Fountain, Fountain Powerboats designs, manufactures and sells luxury, high-performance sport boats, sport fishing boats and express cruisers. Our headquarters lies on 65 waterfront acres on the Pamlico River in Washington, North Carolina.

Within this prime location, Fountain produces more than 20 models of V-bottom boats that are widely hailed as the industry's fastest, safest and best handling. Our 237,000-square-foot, ISO-certified manufacturing facility accommodates more than 40 boats at once in various stages of production. Before delivery, each boat is water-tested in real conditions in the Pamlico River to ensure its superior quality and performance. Our meticulous attention to detail has earned Fountain Powerboats countless awards and a loyal following of buyers worldwide.


04 05 06 07 08


04 05 06 07 08

Over the past five years, we have seen a decrease in the number of boats shipped and an increase in revenue per boat as the Company's product mix shifts from smaller to larger, high-end boats

SELECTED FINANCIAL DATA

Operations Statement Data	2008	2007	2006	2005	2004
Sales	$68,202,620	$68,829,987	$79,226,224	$71,182,069	$59,296,964
Net Income (loss)	(2,199,828)	(5,046,286)	2,404,912	756,212	609,087
Income (loss) per share	(.48)	(1.05)	.50	.16	.13
Weighted average shares outstanding	4,587,193	4,821,987	4,819,275	4,815,188	4,761,460
Diluted earnings per share	(.48)	(1.05)	.49	.15	.13
Diluted weighted average shares outstanding	4,587,193	4,821,987	4,903,949	4,890,124	4,825,179
Balance Sheet Data					
Current assets	$14,302,553	$13,381,819	$17,134,786	$13,023,588	$12,460,218
Total Assets	37,324,660	33,416,945	37,860,360	33,034,252	30,621,143
Current liabilities	16,804,027	13,725,455	13,232,828	11,062,016	6,782,584
Long term debt	20,428,948	15,969,407	15,228,700	15,433,446	17,869,178
Stockholders' equity	86,857	3,636,359	9,093,699	6,538,790	5,721,726

A LETTER TO OUR SHAREHOLDERS



These are challenging times. The negative economic factors that impacted the boating industry since 2005 have continued, in some cases becoming worse. Already high gas prices steadily increased, credit tightened, insurance costs rose, and consumer confidence declined. Throughout the industry, fewer boats were purchased, especially lower-priced models, resulting in an overall decline.

This type of economic downturn is not a new phenomenon. Manufacturers with a long history such as Fountain Powerboats have experienced similar drops in business before, in particular in the late 1980s when the government imposed a luxury tax on boats, and again in 2001 and 2002, in the wake of the tragedy of the terrorist attacks on September 11. We also survived a severe interruption in business when the Fountain factory burned years ago.

Fortunately, tough times never last, but tough people do. To weather the storm, as we have successfully done before, our company has responded aggressively and dramatically in 2008. I know personally that you don't win races or succeed in business by taking a passive, wait-and-see approach. To finish first and control your own destiny, you must create a strategic plan and then implement it by throttling forward with single-minded purpose and vigor.

Fountain Powerboats is meeting today's economic challenge head on with great confidence, realistic expectations, and a sound strategy for the future. I am firmly convinced that Fountain Powerboats will not only survive the tough times, but also emerge stronger, larger and with less competition from other manufacturers.

My self-assurance is based on a business plan that has already produced positive tangible results for Fountain Powerboats. Despite the down economy, 2008 ranks as the fourth best year in the history of our company, which was founded in 1979, 30 years ago. Our net sales volume is nearly equal to last year's, and we have trimmed expenses to operate more efficiently and return to profitability.

We have created a new sales concept in our Fountain Dealers Factory Superstore, added innovations to our boats and, in the most confident move of all, we acquired Baja Marine, an established high-performance boat manufacturer that will fold seamlessly into our manufacturing facility. While these are challenging times, we are excited about the future and how these bold, new endeavors will invigorate our company and protect the legacy of Fountain Powerboats.

The Baja acquisition secures our position as the world's largest builder of high-performance sport boats. It also sends a clear message that our company firmly believes in the industry's future and our abilities to successfully integrate Baja into the Fountain family, which will strengthen our legendary brands.

Acquiring Baja also makes great economic sense. Our overhead won't increase appreciably when we begin to build Baja boats at our facility, and that cost can be spread over both companies. No new costs will be incurred for land, buildings or equipment, and with the increased volume, our factory will be operating closer to 100%. In addition, Brunswick Corporation, the former owner of Baja Marine, favorably structured the transaction with no immediate overhead for Fountain. Our sole supplier of Mercury engines, Brunswick has been a valued partner for 30 years, and this sale further cements our relationship.

Fountain has also strengthened our partnerships with dealers through our new Superstore, which is located at our headquarters in North Carolina. While this prototype store functions independently, it also works hand-in-hand with dealers throughout the world by offering their customers our huge inventory, selling boats for them, and accepting boats that dealers haven't been able to sell. The concept has just been introduced, and it has already shown great promise.

Following our strategy to partner with fewer, better dealers, Fountain has pared down our dealer network to 26 of the very best. These select dealers are financially secure, control large territories, and have demonstrated that they are supremely competent at sales and service after the sale. We expect our relationship with our new Baja dealers to be just as beneficial for both parties.

We have also strengthened our presence overseas. By opening new dealerships and thrashing the competition in offshore races, the Fountain brand is gaining widespread recognition. 2008 was our best year ever internationally with sales of approximately $8.5 million. Add the potential for Baja, which sold approximately $6.8 million worth of boats overseas, and the returns look even brighter for the future.

As always, product innovations have driven sales. In 2008, we introduced a new twin-engine 48' express cruiser and a smaller, affordably priced 33' sport boat. We also fine-tuned certain features on our fish boats for better fuel efficiency and smoother rides, and altered the bow seating on our center console fish boats for more family appeal. We will continue to break new ground in 2009 with a brand-new 43' express cruiser and by reintroducing our classic 31' fish boat, but with a narrow beam for easier, less restrictive towing. Of course, Fountain's new line of Baja boats will increase our offerings dramatically.

This year included some very significant events, and we expect next year to be even more eventful. We will continue to heavily market our product lines and brand image, and enhance our highly popular web site with compelling sales videos and videos of events. We are embracing the future, knowing that our company will power through today's challenges and emerge a winner. That is the Fountain way, and it always will be.

Sincerely,

Reggie Fountain
Chairman and Chief Executive Officer

STREAMLINED FOR SUCCESS

In the 30 years that Fountain Powerboats has been in business, we have continually fine-tuned our operating procedures for greater efficiencies and to better reflect the ever-changing needs of our customers. Free of bureaucratic layers, our company has the rare ability to make decisions quickly at the top level and act upon them immediately for maximum benefits. We never hesitate to make positive changes, an invaluable trait in light of today's economic climate.

Over the past several years, we have altered the flow of work within our 237,000-square-foot manufacturing facility to improve efficiencies. Consequently, labor costs in relation to the selling prices of our boats have been reduced significantly, enabling us to cut back the workforce in certain departments and utilize those employees elsewhere. By calculating the man-hours in each step of the manufacturing process for every boat that leaves our facility, we have a clearer picture of areas for possible improvement.

Upgrades in lighting and electrical circuitry and better usage practices have resulted in a nearly 20% decrease in kilowatt hours used. Similarly, eliminating water-cooled equipment and improving the nozzles used for cleaning have cut water usage in half. We have also saved $280,000 in propane usage for gas heat this year, which reduces our emissions and keeps us environmentally conscious.

Our employees have embraced this cost-saving mentality and strictly follow the company's energy conservation policy. In fact, the performance of our supervisors is judged in part by how well they adhere to our conservation measures. By being disciplined and turning off systems during breaks, shift changes and off-hours, the savings have been enormous.

We have been just as diligent with regard to Human Resources. To meet the challenge of retaining and procuring employees, we look closely at employee benefits to see where we could reduce costs while continuing to offer a strong, comprehensive benefits package and maintain the viability of all jobs. Fountain Powerboats also fosters good morale and teamwork on and off the job with company-sponsored golf outings and softball teams.







ACQUIRING BAJA MARINE—A SIGN OF CONFIDENCE

Toward the end of fiscal 2008, Fountain Powerboats acquired Baja Marine from Brunswick Corporation. It was a strategic acquisition that demonstrated our confidence in the future of the boating industry and the potential of a more diverse portfolio of products. The synergies between Fountain and Baja are many; it's a perfect fit.

Both companies were founded in the 1970s and share a long, storied history of manufacturing high-performance sport boats. With the acquisition, Fountain is now unequivocally the world's largest builder of high-performance sport boats.

When production begins in 2009, our line of products will range from 19' to 48' with Baja dominating the lower end of the size spectrum. Fountain does not offer smaller, entry-level boats in the 19' to 30' range, which has been Baja's specialty, and we expect these new additions to open a wealth of opportunities. While there will be minimal overlap in the 30' to 40' range, Fountain boats will offer more amenities, more options and superior performance and handling.

Baja complements our existing line of boats and will integrate well into our existing 237,000-square-foot manufacturing facility. Initially, we can absorb the additional business without increasing the size of our facility, purchasing more equipment, building costly new molds, or expanding our administrative and sales staff. The extra volume from producing Baja boats will fold seamlessly into our current operation with a minimal effect on overhead.

As orders dictate, expansion will follow. We have projected creating 250 new jobs at our facility and spending $12 million on capital improvements over the next five years. As an incentive, the State of North Carolina has approved grants and tax credits for Fountain Powerboats that will assist with future expenses as production ramps up.

In 2009, Baja boats will be built to Fountain's uncompromising standards with our established manufacturing methods and high-quality materials. Fiberglass will be hand laid, and our specially formulated, stronger and more flexible resin will be used in Baja boats. Lightweight, high-density coring will replace balsa wood. We will also employ our six-step bonding process to unite the deck and hull for superior durability and less flex. Every Baja boat built with Fountain's proven techniques and materials will carry a longer, six-year warranty. Brunswick Corporation will be responsible for all warranty issues prior to our purchase.

Fountain will breathe new life into the Baja brand, and in return Fountain will expand our product line to include a full range of smaller, high-performance boats that will attract buyers that once couldn't afford a Fountain powerboat.


















FOUNTAIN



OUR NEW SUPERSTORE SUPPORTS DEALERS AND CUSTOMERS ALIKE

This year, Fountain Powerboats created the Fountain Dealers Factory Superstore at our headquarters to better serve boaters in the Carolinas and Virginia. The Superstore has also been a tremendous benefit for Fountain dealers by supporting their sales efforts.

If another dealer has a potential buyer, but not the desired boat, the Superstore may well have it in its inventory, as it's the largest in the country. In that case, the boat can be shipped to the dealer, or the buyer can come to the Superstore, and we will sell the boat for the dealer without taking a percentage of the sale.

The Superstore also accepts unsold inventory from dealers, if we can sell it. That way, the dealer eliminates the expense of marketing that boat, frees up floor space, and can restock with a boat more suitable for that sales territory. Since its inception, the Superstore has supported dealers domestically and internationally, strengthening our partnerships and being more responsive to our buyers.

For customers in the Carolinas and Virginia, the Superstore operates exactly like Fountain dealers elsewhere. Buyers can purchase boats factory direct at the lowest available price. Backed by the financial strength of Fountain Powerboats, the Superstore is able to take trade-ins on boats, engines, trucks and cars, a benefit that significantly facilitates sales.

The dedicated sales team at the Superstore has the added advantage on being on the premise with direct access to our manufacturing facility and the Pamlico River. Detailed factory tours and test-drives on the river are convincing sales tools, especially if Reggie Fountain is on hand to demonstrate our boats' superior features and benefits.

Launched in the first quarter of 2008, the Superstore was responsible for $9 million in sales and earned additional profits from its service and boating accessories departments. As the Superstore matures, we expect revenues to increase and this prototypical company store to be expanded into other parts of the country.

NEW MODELS IN 2008

We continue to push the envelope in every direction by fine-tuning our product line. This year, we introduced a twin-engine model of our 48' express cruiser and altered the stringer system to accommodate the engines. Initially, this change was in response to requests from the international market. Interest is now rising domestically, as buyers discover that a Fountain with two Cummins engines will still outperform the competition, and offer the added bonus of less maintenance and improved fuel-efficiency. Sales of every cruiser model have increased noticeably since we switched to Cummins engines, which are manufactured in a joint venture with Mercury. They are known for being more reliable, quieter and smoking less than competitive engines.

We also introduced a 33' sport boat in response to buyer interest for a Lightning-style boat that was smaller than our existing 35' model. While only two feet shorter, this new sport boat allows for the engines to be side by side, rather than staggered, so it uses a less costly drive system. We also lowered the horsepower somewhat, without significantly sacrificing performance, and reduced the price accordingly, attracting buyers that once couldn't afford a Lightning.

In addition, we enhanced the overall performance of our fish boats for improved fuel efficiency and better rides. We introduced hard tops as an option on our canvas tee-top fish boats. Our center console fish boats now offer different bow seating configurations to make them more family friendly. In the same vein, we introduced options in our cruiser fish boat to increase seating in the cockpit.

More changes on the horizon

Adding new models and enhancing others is an ongoing process that keeps our designs cutting-edge and highly relevant to the ever-changing marketplace. In anticipation of buyer needs in 2009, we will introduce a 43' express cruiser, the first completely new model in that category in years. We will also completely redesign the cockpit of our 48' cruiser, raising the floor to eliminate the engine hump, which opens up the deck significantly. The option of modular furniture allows the buyers to configure the cockpit seating to fit their needs.

The big news in fish boats is the return of our 31' model. The reintroduction will feature a narrow beam so it can easily be towed behind a truck or SUV without having to worry about wide-load restrictions. Besides easy transportability, this classic fish boat will be double-stepped for astounding performance, boast superior fuel efficiency, and be our least expensive boat.

The addition of the Baja line, which will be in production in 2009, offers an impressive variety of even more economical boats. Moving forward, buyers in every demographic segment will have a greater opportunity to own an affordable boat built to Fountain's exacting standards. The legacy of Fountain will only grow as our product line expands to meet future demands.


MERCURY









FISH BOATS



38 LX



38 SFC OB



38 SFC I/O


FOUNTAIN
MERCURY

33 SFC OB



38 CC TE



38 CC OPEN

FISH BOATS



34 CC



32 CC

EXPRESS CRUISERS



48 EC


FOUNTAIN

38 EC

SPORT BOATS



47 LIGHTNING


FOUNTAIN

42 LIGHTNING



38 LIGHTNING


FOUNTAIN

35 LIGHTNING


33 Lightning
FOUNTAIN

33 LIGHTNING

FEWER DEALERS PROVE LESS IS MORE

Dealers are the backbone of our sales, but more dealers don't necessarily guarantee more sales. This year, we have continued our strategy to reduce the number of Fountain dealers in North America, winnowing it down to 26. These dealers are highly successful high-achievers that have demonstrated their ability to sell our high-performance boats, and we have rewarded them accordingly by increasing the sizes of their sales territories. Fountain now supports fewer, better dealers responsible for larger territories. It has proven to be a winning formula.

Our dealers are an elite group that has risen to the top through their dedication to the Fountain brand. Each one has met stringent requirements to ensure that they are capable of properly representing our company and the superior quality of our products. Dealers must be highly trained and well informed regarding the many features and benefits that separate Fountain boats from the competitor's. We supply every dealer with instructive sales videos that cover key points, such as how to best demonstrate our boats on the water, and how to properly deliver boats.

Besides training, each dealer must have a certified service department, a facility large enough to display our boats year-round, and the financial wherewithal to accept trade-ins and maintain a suitable inventory of Fountain boats. In 2009 some Fountain dealers will sell Baja boats, and Baja dealers will be offered the opportunity to sell Fountain boats. Baja presently has more than 80 dealers in a separate distribution network that will expand our reach in 2009.



FUELING SALES THROUGH INNOVATION

Every year, we strengthen our product line by enhancing existing models and introducing new ones to mirror what customers want. Of course, there are constants that never change and these signatures define Fountain Powerboats.

Our boats will always be handcrafted with space age materials, strictly quality controlled, loaded with innovations, and water-tested in real conditions on the Pamlico River. Consequently, Fountain boats are revered as the fastest, safest, smoothest-riding, best-handling and most efficient boats on the water.

The Fountain brand is legendary, and that name recognition alone drives sales. But there are other distinctions that bolster sales, especially in a down economy. High-end boats like ours still tend to sell briskly when entry-level boat sales are floundering, as our buyers are more affluent. Fountain boats boast an unrivaled resale value. Our proprietary hull design delivers more speed and performance with less horsepower, resulting in less maintenance and lower operating costs. For example, a competitive boat needs an engine with 700 to 850 horsepower to match the performance of our standard 525 horsepower Mercury Mercruiser.

Another key is our unparalleled fuel efficiency due to the low hydrodynamic drag of our hulls. As gas prices soar higher with no end in sight, saving fuel is critical to buyers and owners alike. When we compared our 38' sport fish cruiser outboard with a similarly sized competitor's boat with the same horsepower in identical conditions, our fuel consumption was nearly 50% less. The Fountain boat went almost twice as far on the same amount of gas.



GETTING THE WORD OUT WORLDWIDE

In a weak economy, marketing takes on even greater importance. It must be highly targeted in the media most likely to be seen by potential buyers. Rather than pull back our marketing efforts in 2008, Fountain has aggressively pursued outlets that will produce results in hopes of capturing every possible sale.

The Internet has been a powerful marketing tool, and Fountain's informative web site (www.fountainpowerboats.com) receives as many as five million hits a month worldwide. Visitors can read about our history, products, manufacturing techniques, and latest news. They can order sportswear, find a nearby dealer, and watch episodes of "Reggie Fountain's American Powerboat Television," a series dedicated to the world of high-performance powerboating.

Still, Fountain has only begun to tap the value of our web site. In the coming year, we plan to enhance the visual portion by adding videos of Reggie Fountain doing a walk-around in each of our boats, personally demonstrating its features and benefits, such as how our hull design improves fuel economy and handling. We believe these videos will be highly persuasive and stimulate sales.

Another high-impact, visual tool is the launch of a new television show on Fox Sports Network, featuring Mr. Fountain. The show aired on Sundays and covered highly popular events that Fountain dominates, including tournament fishing, poker runs and pleasure boating.

Fountain will continue to market heavily in print media and integrate the Baja line of boats into our magazine advertising and direct mail pieces, which will provide economies of scale without diluting our message. This year, we also promoted the Fountain name at more major and regional boat shows, which proved to be excellent forums.

One of our most convincing forms of advertising is when a Fountain boat sets a world speed record, wins a race, triumphs in a fishing tournament, or takes first place in a poker run. For instance, in June, when a stock Fountain 38' sport fishing boat established a new world speed record from North Carolina's Cape Hatteras Lighthouse to New York's Statue of Liberty, the feat was covered in "Boating" magazine and on "Reggie Fountain's American Powerboat Television." The value of Fountain's winning tradition is immeasurable, and it strongly re-enforces our brand and superiority of our boats.



A WORLD OF POSSIBILITIES

Each year, the Fountain brand garners more recognition internationally, as we penetrate new markets, increase sales, and gain exposure from Fountain boats crushing the competition in offshore races overseas. Our boats are sold through 21 international dealers in the primary boating regions of Europe, Scandinavia, the Caribbean, the Middle East and Asia. In 2009, we will continue to explore other strategically located international markets to assess their suitability with regard to infrastructure, shipping costs and import duties.

Sales from Fountain Worldwide, our international distributor, topped $8 million in 2008, the best in the history of the company. Recognizing our commitment, "Commercial News USA," the official export magazine for the U.S. Department of Commerce, named Fountain Worldwide its prestigious "Exporter of the Year."

While the weak U.S. dollar spurred sales, other factors also contributed mightily. Our international presence is relatively new but gaining traction, so brand awareness is much higher than it was a few years ago. The dominance of our 42' Lightning at the European Offshore Championship also raised our profile, as did the appearance of Reggie Fountain at one of the Powerboat P1 races.

The Fountain brand is also promoted at boating events overseas, where we sell our products and sportswear. In addition, used Fountain boats are becoming available in more mature markets, increasing the sheer number of our boats on the water, which aids marketing. In 2009, we expect to increase our exposure and sales and gain a stronger foothold overseas through the synergies between our international Fountain and Baja dealers.


SHAVE.COM
FOUNTAIN
V-10








FOUNTAIN—A NAME THAT SELLS

Fountain sportswear carries an undeniable cachet that reflects our hallowed history; it is an unspoken sign that the person wearing it has a taste for the finer things in life. As we expand the Fountain brand into new markets worldwide and continue to dominate races, fishing tournaments and poker runs, our exposure will increase and sales of merchandise should follow. In 2008, we sold approximately $374,000 in sportswear and accessories bearing the Fountain logo.

Eighty percent of our merchandise was sold over the Internet. By eliminating the costs associated with printing catalogs, which soon become dated, our margins have increased accordingly. Selling through our web site also allows Fountain to update the graphics and content effortlessly, adding new merchandise instantly. The remainder of our sales is through boat shows, events and dealers.

Fountain sportswear includes dozens of beautifully designed items such as fishing attire, jackets, ladies and kids apparel, polo shirts and tee shirts. We also sell accessories ranging from elegant etched-crystal glasses to fluffy beach towels to silver Fountain logo pendants. In recent years, women have become our most loyal buyers, so we have also created collections with more feminine tailoring that include shirts, Capri pants, and camisoles.

In 2009, Fountain will expand our offerings with apparel for tournament series such as the Southern Kingfish Association and American Striper Association and creating custom sportswear for events sponsored by our dealers. We will also add a full line of Baja products, and we expect robust sales as Baja has one of the industry's largest, most active owners' groups.



KEEPING EVERY FOUNTAIN A FOUNTAIN

Using factory parts from Fountain Powerboats remains the only true way to maintain the extraordinary appearance, value and performance of our boats. Owners realize that anything less compromises their investments, so we offer a complete inventory of original parts and accessories. They can be ordered directly from the Fountain factory or through our worldwide network of dealers.

A customer might add more horsepower with a new engine or drive, update the appearance of the boat, or completely restore it. Our parts and accessories department carries virtually hundreds of items, including upholstery skins, cockpit kits, cabin kits with cabinetry and upholstery, custom and standard dash panels, windshields and specialty parts.

In 2009, we plan to expand this valuable profit center by offering parts and accessories through our web site. Customers will easily be able to order from an online catalog featuring photographs and detailed descriptions of the products. There also will be on-line help and search buttons to facilitate ordering.









SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended June 30, 2008

Commission File Number: ~~0-14712~~ 1-10316

FOUNTAIN POWERBOAT INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

NEVADA	**56-1774895**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

SEC Mail Processing Section
OCT 15 2008
Washington, DC
105

Post Office Drawer 457, Whichard's Beach Road, Washington, NC 27889
(Address of principal executive offices) (Zip Code)

(252) 975-2000
Registrant's telephone number, including area code:

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which registered:
Common Stock, par value $ .01 per share	**American Stock Exchange**

Indicate by check mark if the registrant is a well known, seasoned issuer, as defined in Rule 405 of the Securities Act.:
☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirement for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange: Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of Registrant's voting common equity held by non-affiliates as of the last business day of Registrant's most recently completed second fiscal quarter was $2,521,119.

As of September 29, 2008, the number of outstanding shares of Registrant's Common Stock (excluding shares treated as treasury shares) was 4,361,184.

Portions of the Registrant's definitive proxy statement to be distributed in connection with its next Annual Meeting of Shareholders are incorporated by reference into Part III of this Report.

Part I

Item 1. Business.

Background.

Fountain Powerboat Industries, Inc. (the "Company"), through its wholly owned subsidiary, Fountain Powerboats, Inc. (the "Subsidiary"), designs, manufactures and sells internationally recognized recreational offshore sport boats, sport fishing boats and sport cruisers that target a segment of the recreational powerboat market where speed, performance, quality and safety are the primary purchase criteria. The Company sells its boats and ancillary products through a worldwide network of 26 domestic and 21 international dealers.

Fountain Powerboats, based upon an innovative, award-winning design, are well branded within the boating industry. The Company markets the celebrity of its Chairman, Chief Executive Officer, President and founder, Reginald M. Fountain Jr., an internationally recognized designer, engineer and builder of high speed powerboats and holder of three world titles and seven national racing championships.

Fountain Powerboat Industries, Inc. formed a wholly owned subsidiary, "Fountain Dealers' Factory Superstore, Inc.", effective July 1, 2007 for the principal purpose of selling boats produced by Fountain Powerboats, Inc., the manufacturing subsidiary, to retail customers who reside in a territory that can be serviced from the Company's Washington, North Carolina location. The manufacturing subsidiary assigned eastern North Carolina, Virginia and South Carolina to the retail subsidiary as its sales territory. The retail operation will sell pre-owned boats taken in trade on sales of new Fountain boats and other services to retail customers. A secondary, but very important, objective of the retail operation is to provide retail sales support and assistance to all dealers in the Fountain Powerboats, Inc. distribution network. The retail operation will operate out of facilities owned by the Company.

Fountain Powerboat Industries, Inc. formed a wholly owned subsidiary, "Baja by Fountain, Inc.", effective May 21, 2008 for the purpose of acquiring certain assets of Baja Marine Corporation from Brunswick Corporation and the rights to produce some boat models previously built by Baja Marine Corporation. Baja produced high performance sport boats in lengths from nineteen feet to forty feet with limited overlap with the size of boats manufactured by Fountain Powerboats, Inc. and with design, technology and amenities being very different. The Baja customer base has considerably different demographics than the Fountain customer base thus providing a divergent market. Baja had an 87 dealer distribution network with approximately 15% of its Fiscal 2007 sales international. Management expects the Baja product line will complement the Fountain product line and allow the Company to add revenue for the Baja products with minimal additional overhead.

Products.

Fountain Powerboats

Fountain continuously incorporates new and improved designs in its boats. The Company believes that the best boats come from combining an intuitive management team with hardcore experience gained by boat racing in offshore conditions. Each boat is tested in the Pamlico River, located alongside the factory, before it is shipped to its new owner. This testing is unique to Fountain Powerboats, as most boat manufacturers are not located on or near the water.

Fountain maintains that its boats, with their innovative design and unitized construction, are among the fastest, smoothest, safest and best-handling boats of their kind. The expansive product line of sport cruisers, sport fishing and sport boats is based upon a deep V-shaped fiberglass hull for speed and fuel efficiency that uses less horse power. For superb handling and performance, the boats are designed with a notched transom and pad keel running surface and engineered with an innovative step-bottom design.

The Company has twenty different models that fall into three categories — express cruisers, sport fishing boats and sport boats. Initially known for its sport boats, Fountain Powerboats has evolved into a company with a wide variety of boats for discriminating boaters.

Fountain Powerboats has a significant share of the high performance sport boat market and offers nine different sport boat models ranging from the 29' Fever to the 47' Lightning. These V-bottom boats carve turns at all speeds, even when being propelled at over 100 MPH by twin or triple Mercury 525 engines.

Fountain Powerboats has become well known for its upscale, high performance and elegant Express Cruisers. The cruiser market had been growing as the populace ages and begins to look not only for speed but also for luxurious amenities for the entire family. Fountain Powerboats, with its 38' and 48' Express Cruisers, is poised with products to capitalize on the niche of this market that desires high performance.

A long established water sport is continuing to grow in popularity – tournament fishing. With the advent of popular sport fishing television shows and two quality sport fishing competition programs, the American Striper Association Tournaments and the Southern Kingfish Association Tournaments, the Company has significantly expanded its line of sport fishing boats, building a competitive edge in this fast growing market.

Fountain's fish boats are designed for the fishing aficionado who demands speed and superb amenities for his family and friends. Entering the tournament fishing market in the late 1980's, and now considered "the boat to beat", the Company's fish boat product line includes nine different models ranging from the 23' Center Console ("CC") to the 38' Sport Fish Cruiser outboard.

Fountain participates in Poker Run events, which is an increasingly popular sporting event that involves large numbers of recreational boat owners. These events are sponsored by local organizations, generally including one of the Company's dealers, and present a great opportunity to showcase the Company's boats to an affluent audience.

During Fiscal 2008 the Company introduced the following new and upgraded boat models:

- A new 33' sport boat model was introduced as the newest and smallest boat of the Lightning Series complete with the redesigned Lightning series interior and Mercury 425HP stern drives engines. It will perform at speeds in excess of 82 MPH;
- The 33' sport fish cruiser outboard hull was redesigned to provide that model an even smoother and more stable ride in all types of water conditions, at all speeds, and with twin outboard Mercury Verado engines to match the performance of the 38' sport fish cruiser outboard;
- The 38' express and sport fish cruiser models were adapted to accommodate the newest 38' hull design that was developed for the 38' sport fish cruiser outboard to provide those models with the superior performance and handling that customers are experiencing with this popular outboard boat;
- The 48' express cruiser was made available with a twin Cummins diesel engine configuration. This option reduces the overall cost of the boat and operating costs while maintaining high performance operating speeds. This option was introduced in answer to demand from the international market but has been popular domestically as well.

The chart below shows the number of boats completed and shipped during the last three fiscal years by product line.

	Fiscal 2008	Fiscal 2007	Fiscal 2006
Sport boats	98	127	167
Express cruisers	32	31	42
Sport fishing boats	153	168	190
Other	2	3	1
Total	285	329	400

As of June 30, 2008 Fountain Powerboats had a backlog of firm orders for 21 boats, totaling sales of $3.4 million, all of which are expected to be completed during Fiscal 2009. At June 30, 2007, the sales backlog was 76 boats, totaling $16.8 million.

Baja

Baja boat models include three product series of high performance sport boats, ranging from 19' to 40'. All Baja models are built on a V-bottom design and are powered with either single or twin Mercruiser stern drive inboard engines. The suggested retail price of Baja boats have ranged from $25,500 to $300,000.

Baja customers started an owners club as "Team Baja" several years ago. They hold many events throughout the year at different locations in the US. These are very proud and loyal owners; they are one of the reasons that Baja has been able to build as many as 1200 boats in a single year.

Baja and its customers have been very active in Poker Run events, with Baja maintaining a company sponsored boat configured and designed specifically for the Poker Run tour. Baja facilitated and supported the Baja Team owners club as well as other customers on the tour to promote camaraderie. Participation in these events boosted the popularity and sales of Baja boats.

Baja by Fountain, Inc. acquired the molds and tooling for fifteen Baja models; six models of the "Outlaw" Series", four models of the "Islander Series", and five models of the "Performance Series". The Company will produce Baja boats for the 2009 model year, with production and delivery of nine of the models in September/October, 2008. Baja boats will be built using the same production processes as are used for Fountain boats.

Fountain Dealers' Factory Superstore

The Fountain Dealers' Factory Superstore, Inc. (Superstore) was formed to establish a factory associated dealership for the exclusive sales of boats produced by Fountain Powerboats, Inc. It provides Fountain's retail customers a close relationship with the support and service of Fountain Powerboats' factory staffs and facilities. It performs dealership sales and services in a territory that encompasses the eastern region of North Carolina, Virginia and South Carolina. This is a territory that can be sufficiently served by a dealership located centrally in Washington, North Carolina. The Superstore also provides sales support and assistance to all dealers in Fountain Powerboats, Inc. distribution network.

The mission of the Superstore is to increase the number of boats produced and sold by Fountain Powerboats, provide a quality experience for Fountain's customers when selecting and purchasing a Fountain boat, maintain a professional retail sales organization that is focused on selling Fountain boats as a model sales program to increase sales of the existing dealer network, and provide a perpetual, qualified, specialized and proficient retail outlet for the viable Central Atlantic Coast market for Fountain boats.

The chart below shows the sales of the Superstore for its first year of operation:

		Fiscal 2008
Fountain Powerboats boats purchased	43 boats	$9,138,276
New Fountain Powerboats sold at retail	33 boats	$7,781,455
Trade-in boats sold at retail	8 boats	791,567
New trailers sold at retail		150,322
Other sales (e.g. electronics, service, non-boat trades)		31,116
Total sales of Superstore		**$9,754,460**

(Intercompany sales are eliminated in consolidation.)

Research and Development.

Staying ahead of its competition, Fountain's employees conduct ongoing research and development pertaining to the design of its boats' hulls and decks and its small parts production. The Company invested approximately $800,000 on the development of new plugs and molds during Fiscal 2008. Over the past three fiscal years, the investments into product development were as follows:

	Fiscal 2008	Fiscal 2007	Fiscal 2006
Design, Research & Development	$ 749,136	$ 757,186	$ 780,520
Construction of New Plugs and Molds	799,918	1,034,366	1,092,994

For fiscal 2009, planned expenses for design, research and development are estimated to be $762,000, and plug and mold construction expenditures are estimated to be $900,000. Primarily, these expenditures will go to upgrading and expanding the Baja product line, expanding Fountain express cruisers line and enhancing the Fountain sport fish boats line to continue to expand the Company's presence in that profitable and more stable market.

Manufacturing.

Manufacturing capacity of the Company's facility can accommodate 40 to 45 boats in various stages of construction at any one time. Construction time is approximately three to eight weeks, dependent on the product mix.

At June 30, 2008 the Company had 322 employees, of which 294 employees were direct production or production support. The Company currently has the capacity to manufacture approximately 300 Fountain Powerboats boats and 500 Baja boats per year.

The manufacturing process is labor intensive and requires seasoned craftsmen. The process for manufacturing the hull and deck of a Fountain Powerboat is done by hand. Vinylester resins and high quality stitched, bi-directional and quad-directional fiberglass is hand laid over a foam core in molds designed and constructed by the Company's engineers and tooling department. This artisan method creates a composite structure with strong outer and inner skins and a thicker, lighter core in between, resulting in superior strength and a finer appearance, compared to mechanically blown, chopped fiberglass used by other manufacturers.

The resin used to bind the composite structure is vinylester, which is stronger, better bonding, blister resistent and more flexible than the polyester resins used by most fiberglass boat manufacturers. Decks are bonded to the hull using a combination of bonding agents, rivets, screws and fiberglass to achieve a strong unitized construction. This manufacturing process was developed and improved upon as a result of the Company's many years of racing experience. When a Fountain Powerboat is traveling at 177 MPH through the water, this manufacturing process provides the speed and safety the Company's boats are known for.

As one of the most highly integrated manufacturers in the marine industry, Fountain manufactures many metal, plexiglass, plastic, and small parts (such as fuel tanks, seat frames, instrument panels, bow rails, brackets, T-tops and windscreens) to assure that its rigid quality standards are met and, if a design change is needed to improve a boat, it can be made immediately.

The Company also manufactures all of its upholstery to its own custom specifications and benefits from receiving these parts just in time for assembly. All other component parts and materials used in the manufacture of the Company's boats are readily available from a variety of suppliers at comparable prices exclusive of discounts. The Company purchases certain supplies and materials from a limited number of suppliers in order to obtain the benefit of volume discounts.

Recreational powerboats must be certified by the manufacturer to meet U.S. Coast Guard specifications. Their safety is subject to federal regulation under the Boat Safety Act of 1971, as amended, pursuant to which boat manufacturers may be required to recall products for replacement of parts or components that have demonstrated defects affecting safety. Boats manufactured for sale in the European Community must meet CE Certification Standards.

Product Warranty.

The Company warrants the boat hull and deck structure against defects in material and workmanship for a period of six years. Warranty costs, if any, on other components of the boats are generally absorbed by the original component manufacturer. Warranty costs can vary depending on the size and number of components in the boats sold. The Company focuses on high quality manufacturing programs and processes, including active monitoring of the quality of components obtained from suppliers and managing the dealer and customer warranty experience and reimbursements. Our estimated warranty obligation is based upon the warranty terms, the enforcement of those terms over time, defects, repair costs, and the volume and mix of boats sold. The estimate of warranty costs is regularly analyzed and is adjusted based on several factors including the actual claims that occur by model and model year. The following is a table of the Company warranty expense for fiscal years 2008 and 2007:

	Fiscal 2008	Fiscal 2007
Net Sales	$ 68,202,620	$ 68,829,987
Warranty Expense	$ 1,037,405	$ 1,347,511
Warranty Expense as a % of Sales	1.5%	2.0%

Sales and Marketing.

The Company sells its Fountain products through a worldwide network of 26 domestic dealers and 21 international dealers. While most of these dealers are not exclusive, the Company uses discretion in locating new dealers in an effort to protect the interests of its existing dealer network. Baja had a worldwide network of 87 dealers, and the Company is in the process of establishing a relationship with dealers from that network who potentially will purchase Baja and potentially Fountain boats.

The Company employs Sales Representatives who are assigned regional territories. The Sales Representatives manage the Company's relationship with dealers in their assigned territories. They support and assist dealers with features and benefits sales training, retail sales opportunities, inventory selection and stocking, accounts reconciliation and general communications and support.

The Company engages an agent for sales to international markets. The agent manages the relationship with international dealers, markets and sells products to dealers, coordinates all international shipments, handles all currency exchanges, and administers warranty claims with international customers.

The following is a table of sales by geographic area for the last three fiscal years.

	Fiscal 2008	Fiscal 2007	Fiscal 2006
United States	$ 56,911,647	$ 60,011,000	$ 70,934,584
Canada, Mexico, Central/South America	4,176,865	3,689,071	1,849,529
Europe	5,310,545	4,059,120	2,722,920
Middle East	1,378,907	455,687	2,753,281
Africa	—	—	965,910
Asia	189,162	300,691	—
Australia	235,494	314,418	—
Total	$ 68,202,620	$ 68,829,987	$ 79,226,224

Fountain Powerboats targets a significant portion of revenue for its branding and advertising programs in the United States of America and internationally. The Company continues to expand its dealer network into Europe, South America and the Middle East. The Company's International sales were $11,290,973 for fiscal 2008 and $8,818,987 for fiscal 2007. The Company requires payment in full or an irrevocable letter of credit from a domestic bank before it will ship a boat out of the United States of America.

In Fiscal 2008, one dealer accounted for 12.5 percent of sales, one dealer accounted for 8.5 percent, one dealer accounted for 6.9 percent, one dealer accounted for 5.1 percent and one dealer accounted for 5.0 percent. In Fiscal 2007, one dealer accounted for 13.6 percent of sales, one accounted for 9 percent and four each accounted for 5.0 to 5.5 percent. In fiscal 2006, one dealer accounted for 10.9 percent of sales, one accounted for 8.5 percent and four each accounted for 5.8 to 6.3 percent.

While the loss of any particular dealer could have an adverse affect on sales, the Company believes it could find other dealers within the same geographical area to replace a lost dealer. The Company continues to add new dealers with the goal of reducing the concentration risk in its distribution channel.

The Company has a strategically located team of sales representatives supporting existing dealer locations and developing new dealers in targeted locations. The sales team, headed up by the President, is responsible for developing a dealer organization for sport boats, sport fishing boats and express cruisers. The product line is extremely diverse and requires specialized sales training and service and support, so the Company's strategy is to develop individual dealers for each of its product lines.

Fountain Powerboats does not manufacture to inventory, as its boats are pre-sold to dealers before entering the production line. The Company can ship to dealers on a cash-on-delivery basis or through floor plan financing programs in which the Company participates on behalf of its dealers. For Fiscal years 2008, 2007 and 2006, the Company has paid the interest on the floor plan, for a certain period of time, as a sales promotion program.

The dealer's responsibility is to establish a line of credit with one or more third-party lenders for the purchase of its showroom inventory. When a dealer purchases a boat utilizing the floor plan arrangement, it draws against its line of credit and the lender pays the invoice for the boat directly to Fountain Powerboats, typically within five business days. When the boat is sold to the retail customer, the dealer repays the lender, restoring his credit line. The Company, along with most major boat manufacturers, will repurchase its boats from a lender who has repossessed them from a dealer, if the lender returns the boats to Fountain Powerboats in a new or like-new condition. The Company has no material obligation to repurchase boats from its dealers.

The marketing of boats to retail customers is the responsibility of the dealer, whose efforts are complemented by Fountain Powerboats' advertising in boating magazines, participating in boat shows and its Sales staff responding to and tracking leads from advertisements, boat shows and internet inquiries. To assist in brand recognition, the Company has developed racing programs to participate in the major classes of offshore powerboat races in which many of Fountain's single and twin engine racing boats continue to hold their respective world speed records. Fountain Powerboats founder and CEO Reggie Fountain, who has won numerous races in both factory and customer owned boats and has set numerous world speed records in both, in August 2004 set a V-bottom World Speed Record with a speed of 171.883 MPH in a Fountain 42' Lightning.

To enhance brand recognition, Fountain Powerboats sponsors outstanding sport fishermen who own Fountain boats and fish in tournaments organized by the Southern Kingfish Association (SKA) and the American Striper Association (ASA). The Company's SKA and ASA fishing teams are captained by world class anglers who can afford to purchase any boat, but who choose to own a Fountain Powerboat. The Company supports the ASA tournaments held throughout the Northeast in areas ranging from Virginia to Maine, and the SKA tournaments held throughout the South and Southwest, from North Carolina to Texas. The Fountain team's winning records have given its sport fishing boats favorable exposure to serious sport fishermen looking for superior performance.

Competition.

Competition within the powerboat manufacturing industry is intense. The high performance sports, fish and cruiser boat markets, which comprises only a small segment of all boats manufactured, are significant markets in terms of total dollars spent. The manufacturers who compete with the Company in these market segments include:

Sport Boats

- Formula, a Division of Thunderbird Products Corporation
- Cigarette Racing Team, Inc.
- Donzi, American Marine Holdings
- Outer Limits
- Nordic
- Hustler

Fish Boats

- Contender Boats
- Donzi, American Marine Holdings
- Wellcraft
- Hydrasports
- Grady White
- Triton
- Jupiter
- Yellowfin
- Boston Whaler, a Division of Brunswick Corporation

Cruisers

- Formula, a Division of Thunderbird Products Corporation
- Donzi, American Marine Holdings
- SeaRay, a Division of Brunswick Corporation
- Sunseeker

Baja

- Checkmate
- Challenger
- Donzi, American Marine Holdings
- Sonic
- Sunsation
- Velocity

The Company believes that in its market segments buyers select boats based on speed, performance, quality, image and safety, with style and price being secondary considerations.

Market demographics and industry experts indicate the fish boat market offers the best growth potential within the boating industry. Fountain Powerboats continues to expand its family of fish boats to meet the rising demand in this significant high-growth market. The Company introduced performance improvements to fish boat models in 2008 and plans to upgrade one of its existing models in 2009.

The Company has experienced strong demand for its higher priced cruisers. This is due in part to a populace that not only wants speed but requires the additional space to bring along the family. The Company believes that a large number of current product owners, many of whom have purchased multiple and increasingly larger boats from the Company, provide a target market for the fast-growing cruiser segment. Sales of this product line strengthened in 2008, as compared to 2007, particularly for the top of the line model, the 48' Express Cruiser.

Employees.

As of June 30, 2008, the Company had 322 employees, of which eight were executive and management personnel. Twenty were engaged primarily in administrative positions, such as accounting, human resources, marketing and sales. None of the Company's employees are party to a collective bargaining agreement. The Company considers its employee relations to be excellent. The Company is an equal opportunity employer.

Item 1A. Risk Factors.

Not applicable.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

The Company's executive offices and manufacturing facilities are located on 65 acres along the Pamlico River in Beaufort County, North Carolina. All of the land, buildings and improvements are owned by the Company and were held as collateral on notes and mortgages payable outstanding at June 30, 2008. (See Note 5 to the Company's consolidated financial statements contained in Item 8 of this Report). The operating facility contains buildings totaling 237,360 square feet located on fifteen acres. The buildings consist of the following:

	Approximate Square Footage	Principal Use
Building 1	14,020	Executive offices, shipping, receiving, and paint shops.
Building 2	6,400	Final prep.
Building 3	106,070	Lamination, mating, small parts, upholstery, assembly, inventory, cafeteria.
Building 4	14,270	Wood shop, consoles rigging.
Building 5	24,080	Metal fabrication.
Building 6	48,420	Tooling, service and warranty, mold maintenance, sportswear.
Building 7	11,500	Powder coating, storage, maintenance shop.
Building 8	12,600	Cruiser manufacturing.
Total	237,360	

Over the last several years there have been significant expenditures for property, plant and equipment, which include plant additions, a travel lift bay, a boat ramp, and docking facilities along a 600-foot canal leading to the Pamlico River. In addition, the Company has approximately 200,000 square feet of concrete paving surrounding the buildings and providing guest or employee parking. The present plant site can accommodate an addition of up to 300,000 square feet of manufacturing space.

Item 3. Legal Proceedings.

As of June 30, 2008, the Company's manufacturing operating subsidiary was a defendant in lawsuits arising in the ordinary course of its business, including eight alleged breach of warranty or product liability suits. In the Company's opinion these lawsuits are without merit and, therefore, the Company intends to vigorously defend its interest in such suits. The Company carries sufficient liability and product liability insurance to cover attorney's fees and any losses that may occur from a product liability or breach of contract suit, over and above applicable insurance deductibles. The management of the Company believes that none of such current proceedings will have a material adverse effect.

The Company's subsidiary was notified by the United States Environmental Protection Agency ("EPA") that it had been identified as a potentially responsible party ("PRP") in the remediation of contamination at a clean up site. The Group administrator estimated the Company's share of future remediation cost to be $28,105. The Company is eligible for a *de Minimus* Settlement Agreement, which is expected to be finalized in 2009.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's common stock, $.01 par value, is listed on the American Stock Exchange (under the symbol "FPB"). The following table lists the high and low closing prices for the Company's common stock as reported on the American Stock Exchange for each calendar quarter during its fiscal years ended June 30, 2007 and 2008.

Quarter Ending	High	Low
September 30, 2006	4.55	4.00
December 31, 2006	4.99	3.63
March 31, 2007	4.38	3.75
June 30, 2007	3.75	2.51
September 30, 2007	2.88	1.80
December 31, 2007	2.28	1.10
March 31, 2008	1.93	1.12
June 30, 2008	1.89	0.85

The Company has not declared or paid any cash dividends on its common stock since it first began operations. In the future, any declaration and payment of cash dividends will be subject to the Board of Directors' evaluation of the Company's operating results, financial condition, future growth plans, general business and economic conditions, and other relevant considerations. Management of the Company expects that, for the foreseeable future, profits generated by the Company will be retained as additional capital to support the Company's operations and that the Company will not pay any cash dividends.

On June 30, 2008 there were approximately 208 holders of record for the Company's common stock.

On June 11, 2008, the Company received notice from the American Stock Exchange ("Amex") that it was not in compliance with one of Amex's standards for the continued listing of the Company's common stock. Specifically, the notice stated that the Company was not in compliance with Section 1003(a)(iv) of Amex's Company Guide because it had "...sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired, that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature." As a result, the notice stated that the Company had become subject to Amex's suspension and delisting procedures.

Amex permitted the Company to submit a plan addressing how it intended to regain compliance with Amex's listing standards (a "Plan"). On July 18, 2008, the Company submitted a Plan to Amex that summarized its plans and strategies for dealing with the issues raised in Amex's notice.

On August 25, 2008, Amex notified the Company that it had made a reasonable demonstration of its ability to regain compliance and that Amex has accepted the Company's Plan and granted it an extension until December 11, 2008, to regain compliance with Amex's continued listing standards. During the extension period, the listing of the Company's common stock will be continued and the Amex Staff periodically will review our implementation of the strategies described in the Plan. Failure to make progress consistent with the Plan or to regain compliance with Amex's continued listing standards by the end of the extension period could result in the initiation of proceedings to delist the Company's common stock from the American Stock Exchange.

Item 6. Selected Financial Data.

Fiscal Years 2004 through 2008
Years ended June 30

Operations Statement Data

	2008	2007	2006	2005	2004
Net Sales	$ 68,202,620	$ 68,829,987	$ 79,226,224	$ 71,182,069	$ 59,296,964
Net Income (loss)	(2,199,828)	(5,046,286)	2,404,912	756,212	609,087
Basic earnings (loss) per share	(.48)	(1.05)	.50	.16	.13
Weighted average shares outstanding	4,587,193	4,821,987	4,819,275	4,815,188	4,761,460
Diluted earnings (loss) per share	(.48)	(1.05)	.4 9	.1 5	.13
Diluted weighted average shares outstanding	4,587,193	4,821,987	4,903,949	4,890,124	4,825,179

Balance Sheet Data

	2008	2007	2006	2005	2004
Current assets	$ 14,302,553	$ 13,381,819	$ 17,134,786	$ 13,023,588	$ 12,460,218
Total assets	37,324,660	33,416,945	37,860,360	33,034,252	30,621,143
Current liabilities	16,804,027	13,725,455	13,232,828	11,062,016	6,782,584
Long term debt	20,428,948	15,969,407	15,228,700	15,433,446	17,869,178
Stockholder's equity *(1)*	86,857	3,636,359	9,093,699	6,538,790	5,721,726

(1) The Company has not paid any cash dividends since its inception

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Certain statements in Management's Discussion and Analysis are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations that are subject to risks and uncertainties. Actual results may differ materially from expectations as of the date of this filing.

The Company's criteria for recording a C.O.D. sale, or payments prior to shipment sale or sale financed through third-party floor plan arrangements, are that the boat has been completed and that title has passed to the dealer or to the Government, and that there is no direct commitment to repurchase the boat or to pay floor plan interest beyond the sales program terms. As described more fully below at "Business Environment", most of the Company's shipments to dealers were financed through floor plan arrangements with third-party lenders pursuant to which the Company is subject, for a limited time, to repurchase boats repossessed by the third-party lenders if the dealer defaults under his credit arrangement. The Company has no repurchase liability for the balance of shipments. This is the method of sales recognition believed to be in use by most boat manufacturers.

At June 30, 2008, 2007, and 2006, there were no commitments to dealers to pay the interest on floor plan financed boats in excess of the time period specified in the Company's written sales program and there were no direct repurchase agreements. There were no deferred sales or cost of sales estimated at June 30, 2008, 2007, and 2006.

The Company has a contingent liability to repurchase boats where it participates in the floor plan financing made available to its dealers by third-party finance companies, aggregating to $22,869,162 and $24,375,708 at June 30, 2008 and 2007, respectively. Sales to participating dealers are approved by the respective finance companies. If a participating dealer does not satisfy its obligation to the lender and the boat is subsequently repossessed by the lender, then the Company may be required to repurchase the boat.

Business Environment.

Recreational boating is a discretionary expenditure and many purchasing decisions are influenced by interest rates, fuel prices, insurance rates, weather, general economic factors, and other socioeconomic and environmental factors.

Consumer confidence has been negatively affected by a number of factors; rising fuel prices, rising cost of goods and services, home mortgage failures, decline of housing starts, interest rate increases, bank and lending institution failures, and unemployment increase.

The overall marine industry began to soften in 2005 for small fiberglass boats (30 feet and less) and the downturn expanded into the larger fiberglass boat segment in 2006. Demand for sport fishing boats and cruisers weakened in 2007. Sales of all segments of the fiberglass recreational boating market have continued to decline through the second calendar quarter of 2008. Market analysts are projecting that the industry will not see a significant improvement through 2009.

Overview

The Company's revenue declined for Fiscal 2007 to approximately $68.8 million from approximately $79.2 million for Fiscal 2006. This was the result of the general decline in the marine industry that affected the segments of the market in which the Company's boats are sold.

The Company's revenue for Fiscal 2008, at approximately $68.2 million, was essentially the same as for Fiscal 2007. Given the continued decline of the overall recreational fiberglass market during the period of the Company's Fiscal 2008, maintaining the same level of revenue was a remarkable achievement.

Overall attendance of the 2008 season boat shows was lower than in 2007, which was lower than in 2006. The Company increased its participation with its dealers at regional and national boat shows with good success. Even though advertising expenses for Fiscal 2008 were reduced from the 2007 level, advertising was more focused into targeted campaigns of promotion. Promotional brochures and event schedules were mailed to thousands of potential customers to coincide with dealers' special events. Sales activities and promotions with specific goals and objectives were instrumental in the Company maintaining a constant level of revenue in a declining market.

The Company implemented cost and expense reduction programs in Fiscal 2008 that had positive effects on the results for Fiscal 2008, such as:.

- Utilities conservation program
- General insurance expense
- Advertising expense
- Fish tournament support expense
- Offshore racing promotional program and related expenses

The Company's revenue was $68,202,620 for Fiscal 2008, approximately the same as revenue of $68,829,987 for Fiscal 2007. Net sales for the sport boat product line declined by 10 percent, fish boat product line sales declined by 5 percent, and the cruiser product line sales increased by 22 percent.

Revenue for the fourth quarter of Fiscal 2008, ended June 30, 2008, was $20,734,514, as compared to $19,907,661 for the fourth quarter of Fiscal 2007, an increase of 4 percent. Operating profit for the fourth quarter was $399,619, as compared to $568,004 operating profit for the fourth quarter of Fiscal 2007. The lower profit for 2008 was primarily attributable to an adjustment made to net sales in the fourth quarter of 2007 to remedy the over accrual of a newly established year end dealer incentive award. This new dealer incentive award was over accrued because the rate of accrual, established at the beginning of the year, was based upon projected annual dealer sales, the actual volume of which was not known until the fourth quarter of Fiscal 2007.

No boats were repurchased in Fiscal 2008, from finance companies under contingent repurchase obligations for dealers failing to meet obligations to those finance companies. Five boats were repurchased in Fiscal 2007, from finance companies under contingent repurchase obligations for a dealer that failed to meet its obligations to those finance companies, for a total repurchase amount of $809,347. All five boats were re-sold to other dealers with a total reduction in profit of $51,394. No boats were repurchased in Fiscal 2006 in connection with floor plan arrangements. At June 30, 2008, the Company had recorded a $78,787 reserve for losses which may be reasonably expected to be incurred on boat repurchases in future years. At June 30, 2007 the reserve was $64,124 and at June 30, 2006 the reserve was $15,459.

Outlook

The fiberglass recreational boat market decline has continued through the retail buying season of 2008. Generally, marine dealer inventories remain high and retail sales are low, thus dealers may be cautious about increasing their inventories during the off season months. Market analysts are forecasting that the industry may not see a significant improvement through 2009.

The Company's Sales and Marketing staffs will continue a targeted boat show, advertising and promotion campaign and increase its internet marketing program for the Fountain and Baja product lines.

The Company is developing production processes for the Baja boat models to be compatible with the Fountain production processes, and it expects to have most of the models in full production in the second quarter of Fiscal 2009. Baja dealer inventories are being depleted and they are ready to receive the Baja by Fountain products.

The Company's retail subsidiary, Fountain Dealers' Factory Superstore, Inc., had a very successful first year of operation in Fiscal 2008 with approximately $9 million in sales, and is expected to be a positive contributor of revenue in 2009.

International sales grew in Fiscal 2008 by 28% and was 17% of total sales for the Company. The international market has continued to grow while the domestic market has been in a decline. The Company expects international sales to be a positive source of revenue in 2009.

The Company's fiscal plan for 2009 is based on revenue of $62 million to $65 million. Cost and expense reduction programs have been implemented to produce positive results at that level of revenue.

Results of Operations.

Net sales for Fiscal 2008 were $68,202,620, approximately the same revenue as compared to net sales of $68,829,987 for Fiscal 2007. Maintaining the same revenue level during a declining market was primarily the result of focused sales activities and promotions guided by specific goals and objectives.

Net Sales by product line for the Fiscal years of 2008, 2007 and 2006 are:

	Fiscal 2008 Net Sales	% of Sales	Fiscal 2007 Net Sales	% of Sales	Fiscal 2006 Net Sales	% of Sales
Product Line						
Sport boats	$ 25,086,667	37%	$ 28,055,276	40%	$ 31,799,204	40%
Express cruisers	11,457,756	17%	9,399,064	14%	15,760,240	20%
Sport fishing boats	28,169,615	41%	29,629,864	43%	29,194,785	37%
Other	3,488,582	5%	1,745,783	3%	2,471,995	3%
Net sales total	$ 68,202,620		$ 68,829,987		$ 79,226,224	

Gross profit on sales for Fiscal 2008 was $9,402,572, 13.8 % of net sales, as compared to $9,108,088, 13.2 % of net sales, for Fiscal 2007. Gross profit for Fiscal 2006 was $13,073,800, 16.5 % of net sales. Production efficiency improvements in Fiscal 2008 were partially offset by increased material costs and low fixed cost absorption. The decrease of 3.3 percentage points from 2006 to 2007 was primarily attributable to production inefficiencies due to lower production volumes, reduced fixed cost absorption from production cuts and promotional program pricing in the first half of the year.

Operating loss was ($1,101,310) for Fiscal 2008, as compared to a loss of ($2,745,878) in Fiscal 2007 and a profit of $2,275,355 in Fiscal 2006. The operating loss for Fiscal 2008 was an improvement of ($1,644,568), or 60 percent, as compared to Fiscal 2007, and the improvement was primarily the result of reduced selling expense. Operating loss for Fiscal 2007 was affected by the circumstances outlined above in the gross margin discussion of this report and increased selling expenses, detailed below.

Net loss in Fiscal 2008 for the Company was ($2,199,828), or ($.48) per share as compared to a net loss of ($5,046,286) or ($1.05) per share for Fiscal 2007, of which ($1,283,728) or ($.27) per share was a tax adjustment. This compares to a net income of $2,404,912 or $.49 per diluted share for Fiscal 2006. The tax adjustment for Fiscal 2007 arose from the establishment of a valuation allowance to completely offset the Company's Deferred Tax Assets which was established in Fiscal 2006 (see Note 7 to the consolidated financial statements).

Depreciation expense was $2,406,502 for Fiscal 2008, $2,313,807 for Fiscal 2007, and $2,020,860 for Fiscal 2006.

Overall selling and general and administrative expense for Fiscal 2008 was $10,503,882, a $1,350,084 reduction when compared to $11,853,966 for Fiscal 2007. Fiscal 2007 was a $1,055,520 increase from $10,798,445 in Fiscal 2006.

Selling expenses were $6,704,422 for Fiscal 2008, $8,040,083 for Fiscal 2007and $6,765,871 for Fiscal 2006. The reduction of $1,335,661 in selling expense for Fiscal 2008, as compared to Fiscal 2007, resulted from reductions in all selling expense categories, except boat shows, with reduction in offshore racing expenses being the most significant. The increase in selling expense in Fiscal 2007, as compared to Fiscal 2006, was primarily from an increase in advertising expenses, including an expanded international advertising program, increased salaries and commissions and increased expenses for the Company's support of offshore racing and fishing tournament programs.

Major selling expenses for the past three fiscal years were as follows:

	2008	2007	2006
Fishing	$ 479,233	$ 548,693	$ 444,328
Racing	1,007,269	1,776,198	1,474,270
Advertising	1,854,660	2,013,740	1,412,435
Salaries & commissions	1,168,435	1,345,709	1,098,662
Boat shows	888,511	691,633	526,381
Dealer support	166,950	456,802	550,138
Other selling expenses	1,139,364	1,207,308	1,259,657
Total	$ 6,704,422	$ 8,040,083	$ 6,765,871

General and administrative expenses include the executive, finance, human resources, information technology, legal and administrative operating expenses of the Company. These expenses were $3,799,460 for Fiscal 2008, $3,813,883 for Fiscal 2007, and $4,032,574 for Fiscal 2006. The decrease in administrative expenses for 2007 was primarily attributable to reduced legal expenses.

Interest expense net of amounts capitalized was $976,853 for Fiscal 2008, $966,784 for Fiscal 2007, and $1,132,584 for Fiscal 2006. Interest expense decreased in Fiscal 2007 due to Fiscal 2006 having an expense of $229,801 of capitalized loan costs from the previous Bank of America loan when it was refinanced by the new $16,500,000 loan from Regions Bank.

Current tax provision is $0 for the year ending June 30, 2008, 1,283,728 for the year ending June 30, 2007, and ($1,283,746) for the year ending June 30, 2006. The current tax provision of $0 for Fiscal 2008 is the natural consequence of the net loss incurred by the Company. Deferred tax (benefit)/provision is ($790,589) for the year ended June 30, 2008, ($1,417,122) for the year ended June 30, 2007 and $460,258 for the year ended June 30, 2006. Deferred taxes arise from temporary differences between financial and income tax reporting regarding the recognition of certain items.

As of June 30, 2008 the Company had net deferred tax assets of $3,491,439 that were fully offset by a valuation allowance because, as of that date, it was management's conclusion that there continued to be doubt as to whether those deferred tax assets were more likely than not to be realized in the future. The deferred tax assets principally relate to the potential future benefits of tax net operating loss carryforwards, most of which had been generated during the years ended June 30, 2002, 2007 and 2008 when the Company generated substantial net losses. During the year ended June 30, 2008 the Company performed an evaluation, in accordance with Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes*, of the likelihood of realization of its deferred tax assets. The evaluation resulted in the continued application of a valuation allowance.

The Company has available federal and state operating loss carry forwards at June 30, 2008 and June 30, 2007 of approximately $9,616,438 and $9,085,379, respectively, which expire at various dates through 2028. The ultimate realization of the benefits from the deferred tax assets is dependent upon the Company's future earnings, the future tax laws in effect, and other unknown factors; all of which are uncertain. In recent years the Company elected to provide for a tax asset valuation allowance of $3,491,439 at June 30, 2008, $2,700,850 at June 30, 2007, and $0 at June 30, 2006.

Liquidity and Financial Resources.

As disclosed in the Condensed Consolidated Statement of Cash Flows, the cash balance decreased by $934,113 during the Fiscal Year ended June 30, 2008. By comparison, during the previous Fiscal Year the cash balance decreased $2,095,169.

Cash used by operations was $1,158,962 in Fiscal 2008 and resulted primarily from:

- The net loss of $2,199,828 incurred is the most significant use of cash and is discussed elsewhere in this document.
- Non-cash provisions adjustments, including depreciation expense of $2,406,502, added back $1,971,132.
- Decreases in Prepaid Expenses and Other Assets provided $161,257. Increases in Accounts Payable and Accrued Expenses provided $2,116,721.
- Increases in the asset accounts of Accounts Receivable and Inventories used $1,910,440. Decreases in the liability accounts of Dealer Incentives and Customer Deposits used $1,297,804.

Cash used for investing activities during Fiscal 2008 was $5,295,527 and resulted primarily from:

- As is typically the case, the largest investment made was in creation of plugs and molds. Plugs are wooden forms constructed for the purpose of creating molds. Molds are used to replicate hulls, decks and various other fiberglass parts for boats. $799,198 was invested in plugs and molds for Fountain boats during Fiscal 2008. The Company also acquired molds and tooling for certain models of Baja boats at a total value of $4,000,000.
- $501,309 was spent on property, plant and equipment.

Financing activities provided $5,295,527 during Fiscal 2008.

- Boats in inventory for the retail subsidiary were financed on the "Floor Plan" for $3,075,606. (See Note 5, in the Notes to Consolidated Financial Statements).
- The Company borrowed $4,000,000 from Brunswick Corporation under a promissory note to acquire certain assets of Baja Marine Corporation.
- The Company repaid $799,333 that had been borrowed under the "Credit Facility" (See Note 5, in the Notes to Consolidated Financial Statements).
- The Company borrowed $1,400,000 of the Cash Surrender Value of the Key Man Life Insurance Policies it owns on the life of the Company's founder, Chairman and CEO.
- The Company repaid $1,240,297 of the principal of the "Loan" as per the terms of that loan (see Note 5, in the Notes to Consolidated Financial Statements).
- The Company purchased 453,091 shares of its stock for $870,475 as Treasury Stock.

Management is of the opinion that cash flows will be sufficient to satisfy its current and future liquidity demands because Management has realigned operating costs and expenses for the reduced level of production and returned the Company to profitability in the fourth quarter of Fiscal 2008 and is expecting to continue to operate profitably through Fiscal 2009.

Effects of Inflation.

The Company has not been materially affected by the inflation of recent years. Materials that are petroleum-based (e.g. resin, gel coat, foam) have been subject to price increases, and fuel surcharges have increased freight costs. The Company has been able to minimize the effect of material price increases by negotiating favorable purchase agreements with suppliers, using alternative, less costly materials, by finding less costly sources for materials and increasing selling prices of its products to recover the cost increases.

The Company's products are targeted at the segment of the powerboat market where retail purchasers are generally less significantly affected by price or other economic conditions. Consequently, management believes that the impact of inflation on sales and the results of operations will not be material.

Contractual Obligations.

The following table sets forth a summary of the Company's contractual cash obligations as of June 30, 2008:

	Payments due by period				
	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
	(In thousands)				
Contractual Obligations:					
Long-term debt, including current maturities	$ 13,125	$ 810	$ 12,315	—	—
Interest payments on long-term debt	1,076	879	197	—	—
Floor Plan financing agreement	3,076	3,076	—	—	—
Operating lease obligations	376	145	207	24	—
Total contractual obligations	$ 17,653	$ 4,910	$ 12,719	$ 24	$ —

The Company has agreements with Mercury Marine, a division of Brunswick Corporation, that the Company will purchase from Mercury all of the Company's requirements for marine engines and other power components that Mercury manufactures for Fountain and Baja boat production. The term of this agreement is through June 30, 2020.

Off-Balance Sheet Arrangements.

Guarantees. Based on historical experience and current facts and circumstances, and in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34," the Company has reserves to cover potential losses associated with guarantees and repurchase obligations. Historical cash requirements and losses associated with these obligations have not been significant. See Note 8, Commitments and Contingencies, in the Notes to Consolidated Financial Statements, for a description of these arrangements.

Environmental Regulation.

The Company does not believe that compliance with federal, state, and local environmental laws will have a material adverse effect on the Company's competitive position.

Critical Accounting Policies.

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amount of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results may differ from those estimates. The Company discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and believes the following are the most critical accounting policies that could have an effect on the Company's reported results.

Revenue Recognition and Sales Incentives. The Company's revenue is derived primarily from the sale of boats. Revenue is recognized in accordance with the contracted terms of the sale, upon completion and when legal title and all other incidents of ownership have passed to dealers or the Government, and the ability to collect is assured. Revenue is also derived from the sale of boats to retail customers through the Fountain Dealers' Factory Superstore, Inc. subsidiary; revenue is recognized when the Company has a signed contract with the customer and has received payment. The Company offers discounts and sales incentives. The estimated liability for sales incentives is recorded at the later of the time of program communication to the customer or at the time of sale in accordance with Emerging Issues Task Force (EITF) No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of a Vendor's Products)" and EITF No. 00-22, "Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future." The liability is estimated based on the costs for the incentive program, the planned duration of the program and historical experience. If actual costs are different from estimated costs, the recorded value of the liability would be adjusted.

Allowances for Doubtful Accounts. The Company records an allowance for uncollectible trade receivables based upon currently known bad debt risks and provides reserves based on past loss history, customer payment practices and economic conditions. Actual collection experience may differ from the current estimate of reserves. Changes to the allowance for doubtful accounts may be required if a future event or other circumstance results in a change in the estimate of the ultimate ability to collect a specific account or invoice.

Reserve for Obsolete Inventories. The Company records a reserve for obsolete inventories in order to ensure inventories are carried at the lower of cost or fair market value. Fair market value can be affected by assumptions about market demand and conditions, historical usage rates, model changes and new product introductions. If model changes or new product introductions create more or less than favorable market conditions, the reserve for obsolete inventories may need to be adjusted. Refer to Note 1, Nature of the Business and Significant Accounting Policies, in the Notes to Consolidated Financial Statements for further discussion on the basis of accounting for inventories.

Warranty Reserves. The Company records a liability for standard product warranties. The liability is recorded using historical warranty experience to estimate projected warranty costs. If necessary, the Company adjusts its liability for specific warranty matters when they become known and are reasonably estimable. The Company's warranty reserves are affected by product failure rates and material usage and labor costs incurred in correcting a product failure. If these estimated costs differ from actual product failure rates, and actual material usage and labor costs, a revision to the warranty reserve would be required.

Income Taxes. Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. The Company estimates its probable tax obligations based on historical experience and current tax laws and litigation. The judgments made at any point in time may change based on the outcome of tax audits and settlements of tax litigation, as well as changes due to new tax laws and regulations and the Company's interpretations of those laws and regulations. These factors may cause the tax rate for the Company to increase or decrease. As of June 30, 2008 the Company had net deferred tax assets of $3,491,439 that were fully offset by a valuation allowance because, as of that date, it was management's conclusion that there continued to be doubt as to whether those deferred tax assets were more likely than not to be realized in the future. The deferred tax assets principally related to the potential future benefits of tax net operating loss carryforwards, most of which had been generated during the years ended June 30, 2002, June 30, 2007 and June 30, 2008 when the Company generated substantial net losses. During the year ended June 30, 2007 the Company performed an evaluation, in accordance with Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes*, of the likelihood of realization of its deferred tax assets. The evaluation resulted in the application of a valuation allowance.

The Company has available federal and state operating loss carry forwards at June 30, 2008 of approximately $9,782,000 and $9,252,451, respectively, which expire at various dates through 2028.

Cautionary Statement for Purposes of "Safe Harbor" Under the Private Securities Reform Act of 1995.

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements concerning our plans, strategies, economic performance and trends, projections of results of specific activities or investments, expectations or beliefs about future events or results, and other statements that are not descriptions of historical facts, and they may include words such as "expect", "anticipate", "plan", "intend", "believe", "may", "should", "could" or "estimate", or similar terms or the negative of these terms, or other statements concerning opinions or judgments of our management about future events. These statements involve certain risks and uncertainties that may cause actual results to differ materially from our historical results or expectations expressed or implied by the statements as of the date of this filing.

The potential risks and uncertainties include, but are not limited to: our ability to fully implement plans and strategies to restore the Company's profitable operations or in the Plan that, as previously reported, we submitted to the American Stock Exchange to regain compliance with requirements for the continued listing of the Company's common stock; delays and unexpected costs for beginning construction of Baja boats; higher than expected costs to build boats; defects in acquired assets; lower than expected future market demand for Baja and Fountain boats; the volatile and competitive nature of the industry; the level of market interest rates; changes in general economic conditions and in the marine industry; and changes in domestic and international market conditions, foreign exchange rates and pressures on lenders related to current and future problems in credit markets. Although we believe that the expectations reflected in the forward-looking statements in this report are reasonable, they represent management's judgment only as of the date they are made. Caution should be taken not to place undue reliance on the Company's forward-looking statements, because we cannot guarantee future results, events, levels of activity, performance or achievements. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements in this paragraph. Further information on the factors and risks that could affect our business, financial condition and results of operations are discussed in reports we file with the Securities and Exchange Commission which are available at (http://www.sec.gov).

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data.

GREGORY &
ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS
2812 SOUTH 2750 EAST • SALT LAKE CITY, UTAH 84109
(801) 277-2763 PHONE • (801) 277-6509 FAX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Fountain Powerboats Industries, Inc. and Subsidiaries
Washington, NC 27889

We have audited the accompanying consolidated balance sheet of Fountain Powerboats Industries, Inc. and Subsidiaries as of June 30, 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended June 30, 2008. Our audits also included the financial statement schedule II valuation and qualifying accounts as of and for the year ended June 30, 2008. These financial statements and schedule II are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule II based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Fountain Powerboats Industries, Inc. and subsidiaries as of June 30, 2008 and the results of their operations and their cash flows for the year ended June 30, 2008, in conformity with generally accepted accounting principles in the United States of America. Also, in our opinion, the related financial statement schedule II as of and for the year ended June 30, 2008, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 15 to the consolidated financial statements, the Company has current liabilities in excess of current assets, recent losses from operations, negative cash flows from operating activities, and has significant debt compared to the underlying equity. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 15. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/S/ Gregory & Associates, LLC

September 26, 2008
Salt Lake City, Utah

DIXON HUGHES PLLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Fountain Powerboat Industries, Inc.
Washington, North Carolina

We have audited the accompanying consolidated balance sheet of Fountain Powerboat Industries, Inc. and subsidiary (the "Company") as of June 30, 2007, and the related consolidated statements of operations, stockholders' equity, cash flows and the schedule of valuation and qualifying accounts for each of the years in the two-year period ended June 30, 2007. These consolidated financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fountain Powerboat Industries, Inc. and subsidiary at June 30, 2007 and the results of their operations and their cash flows for each of the years in the two-year period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the 2007 and 2006 basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Dixon Hughes PLLC

Greenville, North Carolina
September 26, 2007

FOUNTAIN POWERBOAT INDUSTRIES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2008 AND 2007

ASSETS

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,445,270	$ 2,379,383
Accounts receivable, net	4,283,791	3,688,986
Inventories, net	7,942,384	6,645,213
Prepaid expenses	631,108	668,237
Deferred tax assets	—	—
Total Current Assets	14,302,553	13,381,819
PROPERTY, PLANT AND EQUIPMENT	54,777,765	49,533,443
Less: Accumulated depreciation	(35,455,637)	(33,104,217)
	19,322,128	16,429,226
CASH SURRENDER VALUE LIFE INSURANCE, NET	3,374,413	2,951,010
OTHER ASSETS	325,566	654,890
TOTAL ASSETS	$ 37,324,660	$ 33,416,945

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 809,738	$ 759,290
Notes payable – floor plan	3,075,606	799,333
Accounts payable	4,791,853	2,846,303
Accrued expenses	1,264,079	1,092,908
Dealer incentives	5,618,766	6,342,467
Customer deposits	304,999	879,102
Allowance for floor plan boat repurchases	78,787	64,124
Warranty reserve	860,199	941,928
Total Current Liabilities	16,804,027	13,725,455
OTHER LONG TERM LIABILITIES	4,828	4,828
LONG-TERM DEBT, less current portion	20,428,948	15,969,407
DEFERRED TAX LIABILITY	—	80,896
Total Liabilities	37,237,803	29,780,586
COMMITMENTS AND CONTINGENCIES *[NOTE 8]*		
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 200,000,000 shares authorized, 4,844,275 shares issued and outstanding as of June 30, 2008 and 4,844,275 as of June 30, 2007	48,442	48,442
Additional paid-in capital	10,574,753	10,574,753
Accumulated deficit	(9,204,829)	(7,005,001)
Less: Treasury stock, at cost, 483,091 and 15,000 shares as of June 30, 2008 and 2007 respectively	(981,223)	(110,748)
Accumulated other comprehensive income from interest rate swap	(350,286)	128,913
Total Stockholders' Equity	86,857	3,636,359
Total Liabilities and Stockholders' Equity	$ 37,324,660	$ 33,416,945

The accompanying notes are an integral part of these consolidated financial statements.

FOUNTAIN POWERBOAT INDUSTRIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JUNE 30, 2008, 2007 AND 2006

	2008	2007	2006
NET SALES	$ 68,202,620	$ 68,829,987	$ 79,226,224
COST OF SALES	58,800,048	59,721,899	66,152,424
Gross Profit	9,402,572	9,108,088	13,073,800
EXPENSES			
Selling Expense	6,704,422	8,040,083	6,765,871
General and Administrative	3,799,460	3,813,883	4,032,574
Total Expense	10,503,882	11,853,966	10,798,445
OPERATING (LOSS) INCOME	(1,101,310)	(2,745,878)	2,275,355
Other (Income) Expense	125,593	49,855	9,944
Interest Expense	976,853	966,784	1,132,584
(Gain) loss on disposal of assets	(3,928)	41	11,661
TOTAL NON-OPERATING EXPENSE	1,098,518	1,016,680	1,154,189
(LOSS) INCOME BEFORE INCOME TAXES	(2,199,828)	(3,762,558)	1,121,166
TAX PROVISION (BENEFIT)	-	1,283,728	(1,283,746)
NET (LOSS) INCOME	$ (2,199,828)	$ (5,046,286)	$ 2,404,912
BASIC (LOSS) EARNINGS PER SHARE	$ (.48)	$ (1.05)	$ .50
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	4,587,193	4,821,987	4,819,275
DILUTED (LOSS) EARNINGS PER SHARE	$ (.48)	$ (1.05)	$ .49
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	4,587,193	4,821,987	4,903,949

COMPREHENSIVE INCOME			
Net (loss) Income	$ (2,199,828)	$ (5,046,286)	$ 2,404,912
Unrealized gain (loss) on derivative instruments	(479,199)	(98,811)	149,997
COMPREHENSIVE (LOSS) INCOME	$ (2,679,027)	$ (5,145,097)	$ 2,554,909

The accompanying notes are an integral part of these consolidated financial statements.

FOUNTAIN POWERBOAT INDUSTRIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FROM JUNE 30, 2005 THROUGH JUNE 30, 2008

	Common Stock		Additional Paid in Capital	Accumulated (Deficit)	Accumulated Other Comprehensive Income	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
BALANCE, June 30, 2005	4,834,275	$ 48,342	$ 10,558,853	$ (4,035,384)	$ 77,727	(15,000)	$ (110,748)	6,538,790
Other comprehensive income, net of taxes of $142,861	—	—	—	—	149,997	—	—	149,997
Net income for the year ended June 30, 2006	—	—	—	2,404,912	—	—	—	2,404,912
BALANCE, June 30 2006	4,834,275	48,342	10,558,853	(1,630,472)	227,724	(15,000)	(110,748)	9,093,699
Issuance of common stock upon exercise of options	10,000	100	15,900	—	—	—	—	16,000
Other comprehensive loss, net of taxes of $(61,965)	—	—	—	—	(98,811)	—	—	(98,811)
Net loss for the year ended June 30, 2007	—	—	—	(5,046,286)	—	—	—	(5,046,286)
Adjustment from adoption of SAB 108 .	—	—	—	(328,243)	—	—	—	(328,243)
BALANCE, June 30 2007	4,844,275	48,442	10,574,753	(7,005,001)	128,913	(15,000)	(110,748)	3,636,359
Purchased common stock as Treasury Shares	—	—	—	—	—	(468,091)	(870,475)	(870,475)
Other comprehensive loss, net of taxes of $80,896	—	—	—	—	(479,199)	—	—	(479,199)
Net loss for the year ended June 30, 2008	—	—	—	(2,199,828)	—	—	—	(2,199,828)
BALANCE, June 30 2008	4,844,275	$ 48,442	$ 10,574,753	$ (9,204,829)	$ (350,286)	(483,091)	$ (981,223)	$ 86,857

The accompanying notes are an integral part of these consolidated financial statements.

FOUNTAIN POWERBOAT INDUSTRIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2008, 2007 AND 2006

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (Loss) Income	$ (2,199,828)	$ (5,046,286)	$ 2,404,912
Adjustments to reconcile net (loss) income to net cash provided (used) by operating activities:			
Inventory valuation adjustment	72,117	68,071	42,060
Depreciation expense	2,406,502	2,313,807	2,020,860
Net increase in cash surrender value of life insurance	(423,403)	(398,328)	(373,064)
Deferred loan costs expensed	—	—	229,801
Gain on termination of interest rate swap	—	—	(84,524)
(Gain) loss on disposal of equipment	(3,878)	41	11,661
Bad debt expense	18,463	19,825	83,546
Amortization of deferred loan costs	40,514	36,002	43,323
Deferred income tax expense (benefit)	—	1,283,728	(1,283,746)
Change in assets and liabilities:			
Accounts receivable	(613,268)	(302,943)	(1,294,057)
Inventories, net	(1,369,289)	245,904	(528,231)
Prepaid expenses	37,129	180,922	(507,171)
Other assets	124,128	213,369	(212,617)
Accounts payable	1,945,550	(1,014,758)	16,959
Accrued expenses	171,171	(160,806)	174,156
Dealer incentives	(723,701)	(24,762)	2,664,491
Customer deposits	(574,103)	488,078	(468,855)
Warranty reserve	(81,729)	(18,672)	(107,643)
Allowance for boat repurchases	14,663	48,665	(59,541)
Other long-term liabilities	—	4,828	—
Net Cash Provided (Used) by Operating Activities	(1,158,962)	(2,063,315)	2,772,320
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of equipment	5,700	3,375	3,883
Investment in molds and related plugs	(4,799,918)	(1,045,057)	(1,092,994)
Purchase of property, plant and equipment	(501,309)	(593,518)	(872,897)
Net Cash Used by Investing Activities	(5,295,527)	(1,635,200)	(1,962,008)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from notes payable	3,075,606	4,045,863	—
Proceeds from long term debt	5,400,000	1,500,000	16,545,878
Payments of notes payable	(799,333)	(3,246,530)	—
Payments of long term debt	(1,240,297)	(711,987)	(16,799,378)
Proceeds from termination of interest rate swap	—	—	84,524
Payments of deferred loan costs	(45,125)	—	(180,009)
Proceeds from exercise of stock options	—	16,000	—
Payments to purchase Treasury Stock	(870,475)	—	—
Net Cash Provided (Used) by Financing Activities	5,520,376	1,603,346	(348,985)
Net (decrease) increase in cash and cash equivalents	(934,113)	(2,095,169)	461,327
Beginning cash and cash equivalents balance	2,379,383	4,474,552	4,013,225
Ending cash and cash equivalents balance	$ 1,445,270	$ 2,379,383	$ 4,474,552

[continued]

The accompanying notes are an integral part of these consolidated financial statements.

FOUNTAIN POWERBOAT INDUSTRIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS *[CONTINUED]*
YEARS ENDED JUNE 30, 2008, 2007 AND 2006

	2008	2007	2006
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the period for:			
Interest to unrelated parties, net of amounts capitalized	$ 1,018,686	$ 1,340,969	$ 1,417,874
Income taxes	—	—	—
Supplemental Schedule of Non-cash Investing and Financing Activities:			
Unrealized gain (loss) on interest rate swap, net of tax	$ (479,199)	$ (98,811)	$ 149,997

The accompanying notes are an integral part of these consolidated financial statements.

FOUNTAIN POWERBOAT INDUSTRIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2008, 2007 AND 2006

Note 1. Nature of the Business and Significant Accounting Policies.

Nature of the Business: Fountain Powerboat Industries, Inc. and Subsidiaries (the Company) manufacture and sell high-performance sport boats, sport cruisers, sport fishing boats, and custom offshore racing boats. These boats are sold worldwide to a network of 26 domestic and 21 international dealers. The Company's offices and manufacturing facilities are located in Washington, North Carolina, and the Company has been in business since 1979. The Company employs 322 people.

Principles of Consolidation: The consolidated financial statements include the accounts of Fountain Powerboat Industries, Inc. and its wholly owned subsidiaries, Fountain Powerboats, Inc., Fountain Dealers' Factory Superstore, Inc. and Baja by Fountain, Inc. All significant inter-company accounts and transactions have been eliminated in consolidation.

Fiscal Year: The Company's fiscal year-end is June 30th, which is its natural business year-end.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management. These estimates affect:

- The reported amounts of assets and liabilities,
- The disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and
- The reported amounts of revenues and expenses during the reporting periods.

Estimates in these consolidated financial statements include, but are not limited to:

- Allowances for doubtful accounts;
- Inventory obsolescence reserves;
- Reserves for dealer incentives and allowances;
- Warranty related reserves;
- Reserve for allowances for floor plan boat repurchases;
- Losses on litigation and other contingencies;
- Environmental liability reserves;
- Insurance reserves;
- Income tax reserves.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At June 30, 2008 and 2007, the Company had $1,445,270 and $2,379,383 respectively, held in cash. The portion of those balances in excess of the amount insured by the Federal Deposit Insurance Corporation at June 30, 2008 was $1,345,270.

Accounts Receivable: Accounts Receivable are customer obligations due under normal trade terms requiring payment within 7 days from the invoice date for boat sales and within 30 days for all other sales. The carrying amount of accounts receivable is reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management reviews each accounts receivable balance that exceeds 90 days from the invoice date and based on an assessment of the current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method (See Note 3). The Company records a reserve for obsolete inventories in order to ensure inventories are carried at the lower of cost or fair market value. Fair market value can be affected by assumptions about market demand and conditions, historical usage rates, model changes and new product introductions. If model changes or new product introductions create more or less than favorable market conditions, the reserve for obsolete inventories may need to be adjusted.

Property, Plant, and Equipment and Depreciation: Property, plant, and equipment are carried at cost. Depreciation on property, plant, and equipment is calculated using the straight-line method and is based upon the estimated useful lives of the assets. The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining estimated useful lives of its long-lived assets may warrant revision or that the remaining balance of such assets may not be recoverable and need to be impaired. (See Note 4)

Fair Value of Financial Instruments: Management estimates of the carrying value of financial instruments on the consolidated financial statements approximate fair values. The carrying values of the Company's short term financial instruments, including cash and cash equivalents, accounts receivable, and debt approximate their fair values because of the short maturity of these instruments and the variability of the associated interest rates.

Dealer Incentive Accruals: The Company has established sales programs to pay service and/or other awards to dealers for boat deliveries into their market territory for which they will perform service or based upon sales of boats from their locations. These programs are based in part on the model of the boat sold, a factor for the dealer's service performance rating, the dollar value of the sale and other factors, including total sales volume to dealers. The Company has accrued dealer incentives of $5,618,766 and $6,342,467 at June 30, 2008 and 2007, respectively. Dealer incentive accruals are recorded as a reduction to net sales. These amounts also include an accrual for dealer interest as discussed in Note 8, "Commitments and Contingencies".

Allowance for Floor Plan Boat Repurchases: The Company provides an allowance for boats financed by dealers under floor plan finance arrangements that may be repurchased from finance companies under certain circumstances where the Company has a repurchase agreement with the lender. The amount of the allowance is determined based upon the current financial status of the Company's dealers. The Company has accrued allowance for boat repurchases of $78,787 and $64,124 at June 30, 2008 and June 30, 2007 respectively.

Revenue Recognition: The Company generally sells boats only to authorized dealers and to the U.S. Government. A sale is recorded when legal title and all other incidents of ownership have passed to the dealer or to the Government. Prior to the sale to the dealer or the Government, the Company must have received a signed Sales Order Acknowledgement from the dealer or the Government specifying the terms of the sale, including the sales price. All boat sales are Cash on Delivery basis, or with prior approval of the buyer's third party commercial lender, thus assuring the ability to collect. Revenue is also derived from the sale of boats to retail customers through the Fountain Dealers' Factory Superstore, Inc. subsidiary; revenue is recognized when the Company has a signed contract with the customer and has received payment.

In addition to other dealer incentives, the Company offers a sales incentive plan whereby floor plan interest is paid by the Company up to six months (180 days) or until the boat is sold by the dealer. Each month the Company calculates an amount equal to the estimated potential floor plan interest payment for the remainder of the 180 day period beginning on the invoice date for each boat still in floor plan inventory. The sum of these individual calculations is accrued as a liability and recorded as a selling expense. (See Note 8) As the number of boats and the time remaining in the free floor plan interest period varies from month to month, the variation is reflected in floor plan interest expense.

Income Taxes: The Company accounts for income taxes in accordance with issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" (See Note 7).

Advertising Cost: Cost incurred in connection with advertising and promotion of the Company's products is expensed as incurred. Such costs amounted to $1,854,660, $2,013,740 and $1,412,435 for the years ended 2008, 2007 and 2006, respectively.

Earnings(Loss) Per Share: The Company accounts for earnings(loss) per share in accordance with the Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share," which requires the Company to present basic and diluted earnings per share. The computation of basic earnings(loss) per share is based on the weighted average number of shares outstanding during the periods presented. The computation of diluted earnings per shares is based on the weighted average number of outstanding common shares during the year plus, when their effect is dilutive, additional shares assuming the exercise of certain vested and non-vested stock options and warrants, reduced by the number of shares which could be purchased from the proceeds (See Note 12).

Warranties: The Company warrants the entire deck and hull, including its supporting bulkhead and stringer system, against defects in materials and workmanship for a period of six years. The Company has accrued a reserve for these anticipated future warranty costs.

Cash Surrender Value of life insurance policies: - At June 30, 2008 and 2007, the Company owns six life insurance policies on Reginald M. Fountain, Jr., the Company's Chairman and Chief Executive Officer for a total of $8,429,910 and $8,091,411 in coverage and $3,374,413 and $2,951,010 in cash value, respectively. At June 30, 2008 and 2007 the Company has borrowed $2,900,000 and $1,500,000 respectively against the policies, which is shown in long term debt on the consolidated balance sheet.

Research and Development: The Company expenses the costs of research and development for new products and components as the costs are incurred. Research and development costs are included in the cost of sales and amounted to $749,136 for Fiscal 2008, $757,186 for Fiscal 2007, and $780,520 for Fiscal 2006.

Derivative Financial Instruments: The Company uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest rates. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being hedged. The Company has determined that the hedges' ineffectiveness is not material and accounts for these derivative financial instruments as an effective cash flow hedge under the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company is not a party to leveraged derivatives and does not hold or issue financial instruments for speculative purposes.

The Company utilizes an interest rate swap agreement to hedge exposure to fluctuations in market interest rates. Under United States GAAP, an interest rate swap agreement is considered a derivative financial instrument. Due to the nature of the derivative and the intended use by the Company, the derivative qualifies as a Cash Flow Hedge. As such, SFAS No. 133 requires that the value of the derivative be "marked-to-market" periodically and any change in the market value of the swap be reflected in the financial statements of the Company. The market value of the derivative is calculated as of the last day of the period and any change since the end of the previous period is reflected, net of tax, as an adjustment to Stockholders' Equity in the Consolidated Balance Sheet.

Recently Enacted Accounting Standards:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). FAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of FAS 157, guidance for applying fair value was incorporated in several accounting pronouncements. FAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. FAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under FAS 157, fair value measurements are disclosed by level within that hierarchy. While FAS 157 does not add any new fair value measurements, it does change current practice. Changes to practice include: (1) a requirement for an entity to include its own credit standing in the measurement of its liabilities; (2) a modification of the transaction price presumption; (3) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies; and (4) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not determined the impact of adopting FAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities", (SFAS 159). SFAS 159 allows entities to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected must be reported in earnings at each subsequent reporting date. The fair value option can be applied instrument by instrument, however the election is irrevocable. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the statement to have an effect on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements". This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. This Statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. If a parent retains a non-controlling equity investment in the former subsidiary, that investment is measured at its fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of the non-controlling equity investment. This Statement requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the non-controlling owners of a subsidiary. Those expanded disclosures include a reconciliation of the beginning and ending balances of the equity attributable to the parent and the non-controlling owners and a schedule showing the effects of changes in a parent's ownership interest in a subsidiary on the equity attributable to the parent. This Statement does not change ARB 51's provisions related to consolidation purpose or consolidation policy or the requirement that a parent consolidate all entities in which it has a controlling financial interest. This Statement does, however, amend certain of ARB 51's consolidation procedures to make them consistent with the requirements of Statement 141(R). It also amends ARB 51 to provide definitions for certain terms and to clarify some terminology. In addition to the amendments to ARB 51, this Statement amends FASB Statement No. 128, *Earnings per Share,* so that earnings-per-share data will continue to be calculated the same way those data were calculated before this Statement was issued. That is, the calculation of earnings-per-share amounts in consolidated financial statements will continue to be based on amounts attributable to the parent. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the statement to have an effect on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" This Statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is intended to enhance the current disclosure framework in Statement 133. The Statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure better conveys the purpose of derivative use in terms of the risks that the entity is intending to manage. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format should provide a more complete picture of the location in an entity's financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Disclosing information about credit-risk-related contingent features should provide information on the potential effect on an entity's liquidity from using derivatives. Finally, this Statement requires cross-referencing within the footnotes, which should help users of financial statements locate important information about derivative instruments effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company has not yet determined the impact of adopting FAS 161 on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No.108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement on the income statement—including the reversing effect of prior year misstatements—but its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year's errors on the income statement. We have previously used the roll-over method for quantifying identified financial statement misstatements.

SAB 108 establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company's consolidated financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods. SAB 108 permits public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been applied or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of July 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.

We adopted SAB 108 during the quarter ended June 30, 2007 and elected to use the cumulative effect transition method in connection with the preparation of our financial statements. The following table summarizes the effects of applying the guidance in SAB 108:

	Cumulative Prior to July 1, 2005	Year ended June 30, 2006	Adjustment Recorded as of June 30, 2006
Warranty reserve adjustment (2)	$ 297,718	$ 30,525	$ 328,243
Impact on net income (loss) (3)	$ (297,718)	$ (30,525)	
Accumulated deficit (4)			$ (328,243)

(1) The Company quantified these errors under the roll-over method and concluded that they were immaterial both individually and in the aggregate.
(2) The Company's calculation of warranty reserve, and the resulting warranty expense, had inappropriately always excluded boats remaining in dealer inventory. As a result of this error, our warranty reserve liability and warranty expense was understated by $297,718 in fiscal years beginning prior to July 1, 2005, understated by $30,525 in the fiscal year ended June 30, 2006. Due to our assessment as to the recoverability of deferred tax assets, we have determined that there is no related tax impact resulting from these understatements.
(3) Represents the net over/(under)statement of net income for the indicated periods resulting from these misstatements.
(4) Represents the net reduction to retained earnings recorded as of July 1, 2006 to record the initial application of SAB 108.

Comprehensive Income (Loss) - The Company reports as comprehensive income changes in stockholders' equity during the year from sources other than shareholders. Other comprehensive income (loss) refers to all components (revenues, expenses, gains, and losses) of comprehensive income (loss) that are excluded from net income (loss). The Company's only component of other comprehensive income (loss) is unrealized gains and losses related to interest rate swap agreements. For the years ended June 30, 2008, 2007 and 2006, the Company's other comprehensive income (loss), net of taxes, was ($479,199), ($98,811), and $149,997, respectively, resulting in total comprehensive income (loss) of ($2,679,027), ($5,145,097), and $2,554,909 respectively for those years.

Stock Based Compensation - The Company has stock incentive plans that provide for stock-based employee compensation, including the granting of stock options, to certain key employees and other individuals. The plans are more fully described in Note 6. Under the Company's stock incentive plan, stock options are granted at exercise prices that equal or exceed the market value of the underlying common stock on the date of grant.

The Company accounts for these plans in accordance with SFAS No. 123(R), "Accounting for Stock-Based Compensation" which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed.

Note 2. Accounts Receivable

Accounts Receivable consists of the following:

	Year Ended June 30, 2008	Year Ended June 30, 2007
Trade receivables	$ 3,967,567	$ 3,567,893
Other receivables	338,109	138,845
Subtotal	$ 4,305,676	$ 3,706,738
Less Allowance for doubtful accounts	(21,885)	(17,752)
Net accounts receivable	$ 4,283,791	$ 3,688,986

Note 3. Inventories.

Inventories consist of the following:

	Year Ended June 30,	
	2008	2007
Parts and supplies	$ 2,522,375	$ 3,021,355
Work-in-process	2,848,206	3,431,664
Finished goods	2,641,806	246,666
	8,012,387	6,699,685
Reserve for obsolescence	(70,003)	(54,472)
	$ 7,942,384	$ 6,645,213

All of the inventory is owned by the Company and pledged as collateral on notes and mortgages payable at June 30, 2008.

Note 4. Property, Plant and Equipment.

Property, plant and equipment consists of the following:

	Estimated Useful Lives in Years	June 30,	
		2008	2007
Land and related improvements	10-30	$ 4,746,710	$ 4,746,710
Buildings and related improvements	10-30	10,255,358	10,191,770
Construction-in-progress	N/A	415,734	322,219
Production molds and related plugs	8	30,537,211	25,736,699
Machinery and equipment	3-5	6,425,306	6,325,792
Furniture and fixtures	5	798,456	768,985
Computer equipment	3-5	1,317,490	1,152,731
Transportation equipment	5	281,500	288,537
		54,777,765	49,533,443
Accumulated depreciation		(35,455,637)	(33,104,217)
		$ 19,322,128	$ 16,429,226

Depreciation expense by asset category was as follows:

	2008	2007	2006
Land improvements	$ 136,027	$ 135,374	$ 132,009
Buildings	290,796	326,567	309,695
Molds & plugs	1,501,315	1,392,333	1,214,869
Machinery & equipment	294,465	283,781	219,210
Furniture & fixtures	55,501	52,553	30,597
Transportation equipment	17,998	17,208	23,580
Computer equipment	110,400	105,991	90,900
Total	$ 2,406,502	$ 2,313,807	$ 2,020,860

All of the land, buildings and improvements are owned by the Company and are held as collateral on notes payable and long term debt at June 30, 2008.

Construction costs of production molds for new and existing product lines are capitalized and depreciated over an estimated useful life of eight years. Depreciation starts when the production mold is placed in service to manufacture the product. The costs include the direct materials, direct labor, and an overhead allocation based on a percentage of direct labor.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company periodically evaluates whether events and circumstances have occurred that indicate the remaining estimated useful lives of its long-lived assets may warrant revision or that the remaining balance of such assets may not be recoverable. During 2008, 2007 and 2006, the Company reviewed its long-lived asset balances for impairment and no adjustments were recorded as a result of those reviews.

Note 5. Long-term Debt and Pledged Assets.

On September 19, 2005, the Company entered into a $16,500,000 term loan agreement (the "Loan") with Regions Bank. The proceeds from the Loan were used to repay, and concurrently cancel, the long-term loan with Bank of America. Upon cancellation of the Bank of America loan, the Company expensed that portion of the deferred costs paid to acquire the loan which had not been amortized during the term of the loan. The amount of the deferred loan costs expensed in Fiscal 2006 is $229,801. The Loan with Regions Bank matures September 19, 2010 and is secured by accounts receivable, inventories, property, plant and equipment, death proceeds under certain life insurance policies, and common stock. Principal payments, beginning at approximately $55,000 and escalating over time, are due monthly, commencing September 30, 2005, with a final principal payment of $12,646,733 due September 19, 2010. Interest is payable monthly.

On November 16, 2007, the Company restructured its long-term debt. On that date the Company entered into an Amended & Restated Loan Agreement with Regions Bank consisting of 1) a $14,500,000 term loan (the "Term Loan") and 2) a $2,000,000 revolving line of credit (the "Revolver"). This agreement amends and restates in its entirety the original $16,500,000 term loan the Company entered into with Regions Bank on September 19, 2005. The Amended & Restated Loan Agreement matures September 19, 2010 and is secured by accounts receivable, inventories, property, plant and equipment, death proceeds under certain life insurance policies, and common stock.

Principal payments on the Term Loan continue on the same schedule as under the original loan agreement at approximately $64,000 per month at June 30, 2008, escalating over time with a final principal payment of $12,286,254 due September 19, 2010. Interest is payable monthly. The Term Loan includes an original principal amount of $2,125,000 that bears interest, at the Company's option, under one of two available methods. The first available interest computation method provides for interest at the higher of the Prime Rate or the Federal Funds rate plus ½ percent. The second available interest computation method bears interest at the sum of (i) the one month LIBOR rate divided by 1.0 minus the Eurodollar Reserve Percentage, and (ii) 1.75 percent. The Company may select either of the two interest rate methodologies by providing written notification to Regions Bank. The balance of the Term Loan, $12,375,000, bears interest that has been set at a fixed annual rate of 6.45 percent through the use of an interest rate swap. The fixed annual rate of 6.45 percent is a blended rate that combines the 1.75 percent premium over one month LIBOR referenced above with a fixed interest rate of 4.70 percent paid by the Company to the counterparty under the terms of our interest rate swap agreement, described below.

Loans under the Revolver must be in a principal amount of at least $500,000 and will accrue interest at a rate equal to the higher of i) Regions Bank's prime rate plus one half of one percent per annum plus the applicable margin or ii) the Fed Funds Rate plus one half of one percent per annum plus the applicable margin. The applicable margin for loans under the revolver is one percent per annum. Principal repayment of any loans under the Revolver will be accomplished by releasing the receipts of the Company's lockbox to Regions Bank until any loans under the Revolver, plus accrued interest, is repaid.

The Company utilizes interest rate swap agreements to hedge exposure to fluctuations in market interest rates. Under United States GAAP, an interest rate swap agreement is considered a derivative financial instrument. Due to the nature of the derivative and the intended use by the Company, the derivative qualifies as a Cash Flow Hedge. As such, SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"*, requires that the value of the derivative be "marked-to-market" periodically and any change in the market value of the swap be reflected in the financial statements of the Company. The market value of the derivative is calculated as of the last day of the period and any change since the end of the previous period is reflected in an adjustment to Stockholders' Equity in the Consolidated Balance Sheet. The Company entered into an interest rate swap agreement (the "Swap") with Regions Bank related to the original Regions Bank loan and maintains the Swap as a hedge related to the Term Loan of the Amended & Restated Loan Agreement dated November 16, 2007. The Swap with Regions Banks has a notional amount of $12,375,000, a term of five years and a fixed annual rate of 4.70% due to Regions Bank. The Swap has a floating interest rate due to the Company which is based on LIBOR and is reset monthly. As of June 30, 2008 and 2007 the market value adjustment for the Swap results in an unrealized loss totaling approximately $350,286 and an unrealized gain totaling $209,809 respectively. SFAS No. 133 also requires periodic assessment of the effectiveness of any instrument designated as a hedge. If the assessment indicates the hedge is less than highly effective in offsetting the gains or losses incurred by the hedged transaction, the ineffective portion of the hedge must be reported currently in the Company's Consolidated Statement of Operations. The results of the assessment as of June 30, 2008 indicate that the hedge is highly effective, and we have determined that the ineffective portion is immaterial.

The Amended & Restated Loan Agreement contains restrictive covenants setting forth minimum earnings before interest, taxes, depreciation and amortization (EBITDA) and maximum allowable capital expenditures. Other covenants include a number of other limitations, including restrictions on mergers or consolidations, disposal of assets, investments, incurrence of other indebtedness and payment of dividends. The Company believes that these restrictions will not have a material effect on the Company's ability to maintain and improve its facilities and compete with other companies in the boating industry. As of June 30, 2008 the Company was not in compliance with the covenant setting forth minimum EBITDA for the three months ending June 30, 2008. The minimum EBITDA required for the three months is $1,603,894. The actual EBITDA reported by the Company for that period is $1,014,118. Regions Bank has temporarily waived the covenant default for the three months ended June 30, 2008 and restructured the minimum EBITDA covenants for Fiscal 2009 in an amendment to the Loan Agreement on September 24, 2008.

On July 12, 2006, the Company entered into an Agreement (the "Credit Facility"), referenced in the consolidated balance sheet as notes payable, with Regions Bank that provides for a secured, non-revolving line of credit under which the Company may obtain up to an aggregate of $5 million in loans from the lender during the one-year term of the agreement. This agreement was terminated and replaced by the Floor Plan agreement described below. At June 30, 2007 there was one loan outstanding under the Credit Facility in the amount of $799,333 that was repaid in Fiscal 2008.

On September 28, 2007, the Company entered into a Dealer Floor Plan and Security Agreement (the "Floor Plan") with Regions Bank (the "Lender") which provides for a secured, revolving line of credit under which the Company may obtain up to an aggregate of $5 million in loans from the lender. Each loan constitutes a separate note and is to be secured by a new or used boat, acquired by Fountain Dealers' Factory Superstore, Inc. with the proceeds of the loan, with the intent to sell the boat to a retail customer. Upon executing the retail sale, the entire loan amount is to be immediately repaid to the Lender.

The Company must pay interest monthly on the entire unpaid principal balance of the amounts borrowed under all outstanding notes. Interest is computed at the Lender's Prime Rate + 1 percent, as determined on the date of each note. Each loan under the Floor Plan must be repaid in full within 9 months of the date of the note. At June 30, 2008, the outstanding amount of all loans was $3,075,606. The Floor Plan contains certain restrictive covenants, applicable to the performance of the Fountain Dealers Factory Superstore, Inc. subsidiary alone, setting forth minimum EBITDA and minimum Debt Service Coverage Ratio allowable. The Company believes that these restrictions will not have a material effect on the Company's ability to compete effectively in the boating industry. At June 30, 2008, the Company was in compliance with the Floor Plan covenants.

On May 28, 2008 the Company borrowed $4 million from the Baja Marine Corporation ("Baja") to finance the acquisition of certain assets from Baja. This indebtedness is evidenced by a promissory note (the " Baja Note") issued to Baja Marine Corporation pursuant to the Asset Purchase Agreement and in connection with the Engine Supply Agreement between the Company and the Brunswick Corporation. The Baja Note is guaranteed by Fountain Powerboat Industries, Inc. and is secured by the assets purchased from Baja and certain replacement assets Baja By Fountain, Inc. acquires or develops in the future, if the assets are used solely to manufacture and sell boats under the Baja name. The Baja Note bears 7% annual interest. No principal or interest is due under the Note until June 30, 2020. At that time, the Note will be cancelled without payment by the Company, if the Company has not defaulted on its obligations to the Brunswick Corporation. In addition to normal cross default provisions common in promissory notes, breach by the Company of either of the two Engine Supply Agreements described in Item 1.01 of this Report would cause all principal and interest under the Note to become due.

At June 30, 2008, the Company had outstanding loans totaling $2,900,000 from the Cash Surrender Value of key man life insurance policies it owns on the life of founder, Chairman and CEO Reginald M. Fountain, Jr. This amount consists of ten individual loans, against each of six policies, taken between September 2006 and December 2007. Each loan accrues interest at a fixed rate. The interest rates are specific to each individual policy and range from 5.77 percent per annum to 8.00 percent per annum. Interest accrues each month and is due annually on the anniversary date of the loan. Failure to pay interest when due results in accrued interest being added to the outstanding principal balance. Repayment of principal and interest is not required, however, failure to do so results in a decrease in the death benefit and, under certain conditions, may result in termination of policies.

Following is a summary of long-term debt at June 30, 2008:

	2008	2007
Regions Bank term loan (the "Loan")	$ 14,338,686	$ 15,228,697
Note Payable to the Brunswick Corporation related to the acquisition of certain assets (the "Baja assets acquisition)	4,000,000	—
Borrowings against the Cash Surrender Value of key man life insurance policies owned by the Company.	2,900,000	1,500,000
Total long term debt	21,238,686	16,728,697
Less: Current maturities included in current liabilities:	(809,738)	(759,290)
	$ 20,428,948	$ 15,969,407

The estimated aggregate maturities required on the long-term debt for each of the years ending June 30 are as follows:

2009	809,738
2010	863,538
2011	12,665,411
No contractual maturity	6,900,000
	$ 21,238,686

Note 6. Stock Options.

The Company accounts for stock options in accordance with SFAS No. 123(R) "*Accounting for Stock Based Compensation*" which requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). SFAS No. 123(R) also requires measurement of the cost of employee services received in exchange for an award based on the grant-date fair value of the award. SFAS No. 123(R) also amends SFAS No. 95 "Statement of Cash Flows" to require that excess tax benefits be reported as financing cash inflows, rather than as a reduction of taxes paid, which is included within operating cash flows.

The Company adopted SFAS No. 123(R) using the modified prospective application as permitted under SFAS No. 123(R). Accordingly, prior period amounts have not been restated. Under this application, the Company is required to record compensation expense for all awards granted after July 1, 2005 and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

The Company has two stock option plans in effect at June 30, 2008. All options outstanding as of June 30, 2007 were fully vested and no new options were issued during the year ended June 30, 2008, therefore no option related compensation cost has been charged against income for the years ended June 30, 2008 and 2007.

On June 21, 1995, the shareholders voted to adopt the 1995 stock option plan. The plan provided 450,000 options to purchase the common stock to be granted by the Board of Directors to employees or directors of the Company. On August 4, 1995, the Board of Directors voted to grant the 450,000 stock options to Mr. Reginald M. Fountain, Jr. at $4.67 per share, exercisable for 10 years from the date granted, on a non-qualified basis. On November 9, 2004, the shareholders of Fountain Powerboats, Inc. approved an amendment to this plan to permit the Board of Directors to extend the term of Mr. Fountain's options to August 4, 2008. As of June 30, 2008, none of these options have been exercised. These options have subsequently all expired.

During 1999, the shareholders voted to adopt the 1999 Employee Stock Option Plan (the Plan), which expires January 11, 2009. Under the Plan, the board is empowered to grant options to purchase up to 120,000 shares of common stock to employees, officers, directors and consultants of the Company. Additionally, the Board will determine at the time of granting the vesting provisions and whether the options will qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code (Section 422 provides certain tax advantages to the employee recipients). During the Company's November 19, 2002 Annual Meeting the shareholders approved amendment of the 1999 Employee Stock Option Plan to increase the number of shares available for issuance under that plan from 120,000 to 175,000 shares. As of June 30, 2008, 128,333 options are available for grant under the plan.

The fair market value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. No options were granted during the years ended June 30, 2008, 2007 and 2006.

The risk free rate is based upon a U.S. Treasury instrument with a life that is similar to the expected life of the option grant. Expected volatility is based upon the historical volatility of the price of the Company's common stock for a period consistent with the anticipated life of the option granted. The expected term of the options is based upon the average life of previously issued stock options. The expected dividend yield is based upon current yield on date of grant. No post-vesting restrictions exist for these options.

A summary of the status of the options granted under the Company's 1995 and 1999 stock option plans and other agreements at June 30, 2008, 2007 and 2006, and changes during the periods then ended is presented in the table below:

	2008		2007		2006	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	460,000	$4.59	470,000	$4.36	500,000	$4.36
Exercised	—	—	10,000	$1.60	—	—
Forfeited	10,000	$1.344	—	—	30,000	$1.60
Outstanding at end of period	450,000	$4.67	460,000	$4.59	470,000	$4.53
Exercisable at end of period	450,000	$4.67	460,000	$4.59	470,000	$4.53

A summary of the status of the options outstanding under the Company's stock option plans and other agreements at June 30, 2008 is presented below:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$4.67	450,000	.10 years	4.67	450,000	4.67

The Company had no options exercised during the year ended June 30, 2008. Of the outstanding options on June 30, 2008, none had intrinsic value. Of the options outstanding on June 30, 2007, only 10,000 had intrinsic value, totaling $15,400

Note 7. Income Taxes.

The Company has provided for deferred income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", whereby deferred income taxes are determined based upon the enacted income tax rates for the years in which these taxes are estimated to be payable or recoverable. Deferred income taxes arise from temporary differences resulting from a difference between the tax basis of an asset or liability and its reported amount in the financial statements.

The significant components of the provision for income taxes for the years ended June 30, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Current tax provision			
Federal	$ —	$ —	$ —
State	—	—	—
Total current tax provision	—	—	—
Deferred tax provision			
Federal	(643,749)	(1,158,091)	383,221
State	(146,840)	(259,031)	77,037
Total deferred tax provision	(790,589)	(1,417,122)	460,258

Provision for income tax expense before adjustment to deferred tax asset valuation allowance	(790,589)	(1,417,122)	460,258
Increase (decrease) in valuation allowance	790,589	2,700,850	(1,744,004)
Net provision (benefit) for income taxes	$ —	$ 1,283,728	$ (1,283,746)

The difference between the provision (benefit) for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2008	2007	2006
Expected income tax expense (benefit)	$ (747,942)	$(1,279,269)	$ 381,197
Increase (decrease) resulting from:			
State income taxes, net of federal tax effect	(100,180)	(171,347)	51,058
Nondeductible expenses	57,533	37,215	28,004
Adjustment to deferred tax asset valuation allowance	790,589	2,700,850	(1,744,004)
Other permanent differences	—	(3,721)	—
Provision (benefit) for income taxes	$ —	$ 1,283,728	$ (1,283,746)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at June 30, 2008 and 2007 are as follows:

	2008	2007
Deferred tax assets relating to:		
Inventory capitalization difference	$ 223,030	$ 191,136
Bad debt allowance	8,437	6,843
Reserve for obsolete inventory	181,437	20,999
Reserve for buy backs	30,372	24,719
Warranty reserve	205,069	236,576
Accrued dealer incentives	96,842	234,063
Reserve for health insurance	58,982	55,898
Accrued executive compensation	—	—
Net operating loss carryforward	3,683,336	3,130,059
Charitable contributions carryforward	2,128	2,713
Alternative minimum tax credit carryforward	41,524	41,524
Investment tax credits	86,294	86,294
Total deferred tax assets	4,617,450	4,030,826
Less valuation allowance	3,491,439	2,700,850
Deferred tax assets net of valuation allowance	1,126,011	1,329,976
Deferred tax liabilities relating to:		
Property and equipment	(1,126,011)	(1,329,976)
Unrealized gain on swap	—	(80,896)
Total deferred tax liability	(1,126,011)	(1,410,872)
Net recorded deferred tax asset (liability)	$ —	$ (80,896)

Deferred income taxes are presented in the accompanying consolidated balance sheets as follows at June 30, 2008 and 2007:

	2008	2007
Current deferred tax asset.	$ —	$ —
Noncurrent deferred tax liability	—	(80,896)
	$ —	$ (80,896)

As of June 30, 2008 the Company had net deferred tax assets of $3,491,439 that were fully offset by a valuation allowance because, as of that date, it was Management's conclusion that there continued to be doubt as to whether those deferred tax assets were more likely than not to be realized in the future. The deferred tax assets principally related to the potential future benefits of tax net operating loss carryforwards, most of which had been generated during the years ended June 30, 2002 2007 and 2008 when the Company generated substantial net losses. During the year ended June 30, 2007 the Company performed an evaluation, in accordance with Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes*, of the likelihood of realization of its deferred tax assets. The evaluation resulted in the application of a valuation allowance, which is still in effect at June 30, 2008.

The Company has available federal and state operating loss carry forwards at June 30, 2008 of approximately $9,616,438 and $9,085,379, respectively, which expire at various dates through 2028.

Note 8. Commitments and Contingencies.

Employment Agreement: The Company entered into a one-year employment agreement in 1989 with it's Chairman, Reginald M. Fountain, Jr. The agreement provides for automatic one-year renewals at the end of each year subject to Mr. Fountain's continued employment.

Dealer Interest: The Company regularly pays a portion of dealers' interest charges for floor plan financing. These interest charges amounted to $1,712,347 for Fiscal 2008, $1,534,302 for Fiscal 2007 and $1,462,821 for Fiscal 2006. They are included in the accompanying consolidated statements of operations as part of net sales. At June 30, 2008, 2007 and 2006 the estimated dealer incentive interest included in accrued dealer incentives amounted to $246,898, $202,791and $257,050, respectively.

Product Liability and Other Litigation: There were various warranty lawsuits against the Company extant at June 30, 2008. The Company intends to vigorously defend its interests in these matters. The Company carries sufficient product liability insurance to cover attorney's fees and any losses, which may occur from these lawsuits over and above the insurance deductibles. The Company is also involved from time to time in other litigation through the normal course of its business. Management believes there are no such undisclosed claims which would have a material effect on the financial position of the Company.

Manufacturer Repurchase Agreements: The Company makes available through third-party finance companies floor plan financing for many of its dealers. Sales to participating dealers are approved by the respective finance companies. If a participating dealer does not satisfy its obligations under the floor plan financing agreement in effect with its commercial lender(s) and boats are subsequently repossessed by the lender(s), then under certain circumstances the Company may be required to repurchase the repossessed boats if it has executed a repurchase agreement with the lender(s). At June 30, 2008 and 2007, the Company had a contingent liability to repurchase boats in the event of dealer defaults and if repossessed by the commercial lenders amounting to $22,869,162 and$24,375,708, respectively. The Company has reserved for the future losses it might incur upon the repossession and repurchase of boats from commercial lenders. The amount of the reserve is based upon probable future events, which can be reasonably estimated. At June 30, 2008 and 2007, the allowance for boat repurchases was $78,787 and $64,124, respectively.

401 (k) Payroll Savings Plan: During Fiscal 1991, the Company initiated a 401(k) Payroll Savings Plan (the 401(k) Plan) for all employees. Eligible employees may elect to defer up to twenty-five percent of their salaries. The amounts deferred by the employees are fully vested at all times. The Company currently matches fifty percent of the employee's deferred salary amounts limited to a maximum of six percent of their salaried amounts, or effectively a maximum of three percent of their salaries. Amounts contributed by the Company vest at a rate of twenty percent per year of service. Mr. Fountain, by his own election, does not participate in the 401(k) Plan. There are no post-retirement benefit plans in effect. The Company's employer contribution to the 401(k) Plan was $79,434 for Fiscal year 2008, $125,429 for Fiscal 2007 and $131,626 for Fiscal 2006.

Environmental: The Company was notified in 1994 by the United States Environmental Protection Agency ("EPA") that it has been identified as a potential responsible party ("PRP") and may incur, or may have incurred, liability for the remediation of contamination at the Seaboard waste disposal site, located in High Point, North Carolina (also referred to as the Jamestown, North Carolina site) resulting from the disposal of hazardous substances at that site by a third party contractor of the Company. The Company's share of the approximately 14.3 million gallons of waste is 19,245 gallons, a volumetric share of .1387%. The Company's liability at this site was defined by the Group administrator to be $28,105. The

Company has entered into a *de Minimus* Settlement Agreement, which is expected to be executed in 2009. The entire $28,105 liability has been accrued and is reflected in the consolidated balance sheet.

Note 9. Export Sales.

The Company had export sales to customers in the following geographic areas:

	Year Ended June 30,		
	2008	2007	2006
Canada, Central and South America	$ 4,176,865	$ 3,689,071	$ 1,849,529
Europe	5,310,545	4,059,120	2,722,920
Middle East	1,378,907	455,687	2,753,281
Africa	—	—	965,910
Asia	189,162	300,691	—
Australia	235,494	314,418	—
	$ 11,290,973	$ 8,818,987	$ 8,291,640

Note 10. Transactions with Related Parties.

The Company expensed the following amounts for apartment rentals owned or controlled by Reginald M. Fountain, Jr., the Company's Chairman and Chief Executive Officer: in Fiscal 2008, $4,985; in Fiscal 2007, $3,576; and in Fiscal 2006, $25,435.

The Company expensed the following amounts for aircraft services and rentals to an entity controlled by Reginald M. Fountain, Jr.: in Fiscal 2008, $312,330; in Fiscal 2007, $297,785; and in Fiscal 2006, $255,339.

A Director of the Company purchased a single boat in Fiscal 2008 for $270,000, which was at standard wholesale price for the boat model and optional features.

Note 11. Concentration of Credit Risk.

Concentration of credit risk arises due to the Company operating in the marine industry, particularly in the United States. In Fiscal 2008, one dealer accounted for 12.5 percent of sales, one dealer accounted for 8.5 percent of sales, one dealer accounted for 6.9 percent of sales, one dealer accounted for 5.1 percent of sales and one dealer accounted for 5% of sales. In Fiscal 2007 one dealer accounted for 13.6 percent of sales, one accounted for 9 percent of sales and four each accounted for 5.0 to 5.5 percent of sales. In Fiscal 2006 one dealer accounted for 10.9 percent of sales, one accounted for 8.5 percent of sales and four each accounted for 5.8 to 6.3 percent of sales.

Note 12. Earnings(Loss) per Share.

Basic earnings(loss) per share represent income available to common shareholders divided by the weighted- average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and is determined using the treasury stock method.

	2008	2007	2006
Weighted average number of common shares outstanding used in basic earnings per share	4,587,193	4,821,987	4,819,275
Effect of dilutive stock options	—	—	84,674
Weighted number of common shares and potential dilutive common shares outstanding used in dilutive earnings per share	4,587,193	4,821,987	4,903,949

For the years ended June 30, 2008 and 2007, there were 450,000 options that were antidilutive due to the net loss generated by the Company. These antidilutive options have been omitted from the calculation of diluted earnings per share for those years. For the year June 30, 2006, there were no antidilutive options outstanding.

Note 13 – Sales by Product Line.

The Company's net sales resulted from the following product lines for the years ended June 30, 2008, 2007 and 2006:

	2008	2007	2006
Sports boats	$ 25,086,667	$ 28,055,275	$ 31,799,204
Express cruisers	11,457,756	9,399,064	15,760,240
Sport fishing boats	28,169,615	29,629,864	29,194,785
Other	3,488,582	1,745,784	2,471,995
Net sales	$ 68,202,620	$ 68,829,987	$ 79,226,224

Note 14 – Leases.

The Company leases, under separate non-cancelable operating lease agreements, certain machinery and equipment. These leases expire at various dates through October 2013. Future rentals under these leases are as follows:

2009	144,736
2010	115,581
2011	91,762
2012	21,914
2013	1,648
	$ 375,641

Rental expense amounted to $168,184, $106,115 and $39,767 during the years ended June 30, 2008, 2007 and 2006, respectively.

Note 15 – Ability to Continue as a Going Concern

While significant losses, covenant violations, negative cash flow from operations and the weak economy may raise substantial doubt about the Company's ability to return to sustained profitability and positive cash flow from operations, management believes such a concern may be alleviated by the steps taken to improve performance. Management's current plans and initiatives are directed towards returning the Company to profitability in Fiscal 2009. Among those plans are stabilizing revenue and increasing prices of some boat models to compensate for increases in material and production costs, improving manufacturing efficiency by lowering production labor costs and reducing advertising and offshore racing expenses. Furthermore, management believes that dealer inventory is lower than it has been for the past five years, thus providing a positive situation for sustained sales. The uncertainty of the fiberglass recreational boating market, volatile material prices, effects of fuel and oil prices on transportation costs and the economy in general, and the effects of the weakened housing market and mortgage crisis on consumer confidence and availability of discretionary spending, may cause actual results to differ materially from those planned.

FOUNTAIN POWERBOAT INDUSTRIES, INC. AND SUBSIDIARY

SCHEDULES TO THE FINANCIAL STATEMENTS

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

Fiscal 2008 Valuation and Qualifying Account Description	Balance June 30, 2007	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Payments/ Deductions	Balance June 30, 2008
Allowance for doubtful accounts	$ 17,752	$ 18,463	$ —	$ 14,330	$ 21,885
Inventory Obsolescence Reserve	54,472	72,117	—	56,586	70,003
Deferred Tax Valuation Allowance	2,700,850	790,589	—	—	3,491,439
Warranty Expense Reserve	941,928	1,037,405	—	1,119,134	860,199
Allowance for Boat Repurchases	64,124	14,663	—	—	78,787

Fiscal 2007 Valuation and Qualifying Account Description	Balance June 30, 2006	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Payments/ Deductions	Balance June 30, 2007
Allowance for doubtful accounts	$ 37,331	$ 19,825	$ —	$ 39,404	$ 17,752
Inventory Obsolescence Reserve	32,051	68,071	—	45,650	54,472
Deferred Tax Valuation Allowance	—	2,700,850	—	—	2,700,850
Warranty Expense Reserve	632,357	1,325,133	328,243	1,343,805	941,928
Allowance for Boat Repurchases	15,459	117,879	—	69,214	64,124

Fiscal 2006 Valuation and Qualifying Account Description	Balance June 30, 2005	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Payments/ Deductions	Balance June 30, 2006
Allowance for doubtful accounts	$ 221,572	$ 83,546	$ —	$ 267,787	$ 37,331
Inventory Obsolescence Reserve	72,682	42,060	—	82,691	32,051
Deferred Tax Valuation Allowance	1,744,004	(1,744,004)	—	—	—
Warranty Expense Reserve	740,000	26,579	—	134,222	632,357
Allowance for Boat Repurchases	75,000	61,719	—	121,260	15,459

Detailed disclosure of activity in Schedule II accounts during Fiscal 2008

Allowance for Doubtful Accounts - Deductions during Fiscal 2008 to the Allowance for Doubtful Accounts totaled $14,330. That amount consists of accounts actually written off as bad debt totaling $23,263, which is partially offset by $8,933 from reversing allowances for accounts, previously determined to be uncollectible, which were properly settled.

Inventory Obsolescence Reserve – During Fiscal 2008, $56,586 of inventory was disposed of and deducted from the reserve.

Deferred Tax Valuation Allowance – As of June 30, 2008 the Company had net deferred tax assets of $3,491,439 that were fully offset by a valuation allowance because, as of that date, it was Management's conclusion that there is doubt as to whether those deferred tax assets were more likely than not to be realized in the future. The deferred tax assets principally related to the potential future benefits of tax net operating loss carryforwards, most of which had been generated during the years ended June 30, 2002, 2007 and 2008 when the Company generated substantial net losses.

Warranty Expense Reserve – The Company records a liability for standard product warranties. The liability is recorded using historical warranty experience to estimate projected warranty costs. If necessary, the Company adjusts its liability for specific warranty matters when they become known and are reasonably estimable. The estimate of future warranty liability is calculated at least once during each quarter and appropriate adjustments are made to this liability account. During Fiscal 2008 $1,037,405 was expensed as warranty expense and added to the reserve, and $1,119,134 was relieved from the reserve to account for warranty repairs. The adoption of SAB 108 during Fiscal 2007 resulted in a $328,243 Addition to the Warranty Reserve, and, therefore, Warranty Expense.

Allowance for Boat Repurchases – Deductions during Fiscal 2008 and 2007 totaled $0 and $69,214 respectively, reflecting the amount previously reserved for boats which were sold, subsequent to repurchase, during Fiscal 2008 and 2007.

FOUNTAIN POWERBOATS INDUSTRIES, INC.
SUPPLEMENTARY DATA
UNAUDITED SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2008				
Net sales	$ 18,049,430	$ 15,196,038	$ 14,222,639	$ 20,734,513
Gross profit	2,704,586	2,216,271	1,101,194	3,380,523
(Loss) Income before taxes	273,380	(765,055)	(1,966,473)	258,305
Net (loss) income	273,340	(765,055)	(1,966,473)	258,305
Net (loss) income per share:				
Basic	.06	(.16)	(.45)	.07
Diluted	.06	(.16)	(.45)	.07
Fiscal 2007 *				
Net sales	$ 19,413,852	$ 13,032,786	$ 16,475,688	$ 19,907,661
Gross profit	2,875,917	1,123,938	1,374,322	3,749,583
Income before taxes	(277,670)	(2,363,585)	(1,640,690)	535,059
Net income	(196,670)	(1,495,479)	(3,873,524)	535,059
Net income per share:				
Basic	(.04)	(.31)	(.80)	.11
Diluted	(.04)	(.31)	(.80)	.11
Fiscal 2006				
Net sales	$ 19,157,736	$ 18,210,092	$ 18,526,332	$ 23,332,064
Gross profit	3,676,114	2,897,702	2,764,533	3,735,452
Income (loss) before taxes	697,058	319,296	22,410	82,402
Net income (loss)	697,058	319,296	22,410	1,366,148
Net income (loss) per share:				
Basic	.14	.07	.00	.29
Diluted	.14	.07	.00	.28

* Quarterly data for Fiscal 2007 is presented after giving the effect of the adoption of SAB 108 as of the first quarter of Fiscal 2007. The sum of quarterly earnings data in this presentation may differ from the Consolidated Statement of Operations due to the adoption of SAB 108. See Note 1 of "Notes to Consolidated Financial Statements" for further discussion of SAB 108.

Item 9. Changes in and Disagreements with Independent Registered Public Accounting firms on Accounting and Financial Disclosure.

None.

Item 9A(T). Controls and Procedures.

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the Company is able to record, process, summarize and report in a timely manner the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

The Company's disclosure controls and procedures, including its internal control over financial reporting, are reviewed on an ongoing basis and from time to time may be changed in order to enhance their effectiveness. In connection with the above evaluation of the Company's disclosure controls and procedures, no change in internal control over financial reporting was identified that occurred during the quarterly period ended June 30, 2008, and that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Fountain Powerboat Industries, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on that assessment, we believe that, as of June 30, 2008, the Company's internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

/S/ Reginald M. Fountain, Jr.	*/S/ Irving L. Smith*
Reginald M. Fountain, Jr.	Irving L. Smith
Chief Executive Officer	Chief Financial Officer

Item 9B. Other Information.

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance.

Directors and Executive Officers. Information regarding the Company's directors and executive officers that appears under the captions (1) "Proposal 1: Election of Directors," and (2) "Executive Officers," in the Company's definitive Proxy Statement to be filed with the Commission in connection with the Company's next Annual Meeting of Shareholders is incorporated herein by reference.

Audit Committee. Information regarding the Audit Committee of the Company's Board of Directors that appears under the captions "Committees of our Board – General" and "Audit Committee," of the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's next Annual Meeting of Shareholders is incorporated herein by reference.

Audit Committee Financial Expert. Information appearing under the caption "Audit Committee Financial Expert" in the Company's definitive Proxy Statement to be filed with the Commission in connection with the Company's next Annual Meeting of Shareholders is incorporated herein by reference.

Compliance with Section 16(a) of the Securities Exchange Act of 1934. Information regarding compliance by the Company's directors, executive officers and principal shareholders with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 that appears under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" of the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Company's next Annual Meeting of Shareholders is incorporated herein by reference.

Code of Ethics. Information appearing under the caption "Code of Ethics" in the Company's definitive Proxy Statement to be filed with the Commission in connection with the Company's next Annual Meeting of Shareholders is incorporated herein by reference.

Item 11. Executive Compensation.

Information appearing under the headings "Executive Compensation" and Director Compensation" in the Company's definitive Proxy Statement to be filed with the Commission in connection with the Company's next Annual Meeting of Shareholders is incorporated herein by reference.

Item12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Beneficial Ownership of Securities and Certain Change in Control Arrangements. Information regarding the beneficial ownership of the Company's equity securities appearing under the caption "Beneficial Ownership of Common Stock" in the Company's definitive Proxy Statement filed with the Commission in connection with the Company's annual meeting of shareholders is incorporated herein by reference.

Securities Authorized for Issuance Under Equity Compensation Plans. The following table summarizes all compensation plans and individual compensation arrangements that were in effect on June 30, 2008, and under which shares of the Company's common stock were authorized for issuance.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	(a) Number of shares to be issued upon exercise of outstanding options	(b) Weighted-average exercise price of outstanding options	(c) Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
Equity compensation plans approved by security holders	450,000(1)	$ 4.67	128,333(2)
Equity compensation plans not approved by security holders	-0-	—	—
Total	450,000	$ 4.67	128,333

(1) Consists of one option granted under the Company's 1995 Stock Option Plan which expired unexercised on August 4, 2008. No further options may be granted under this plan.

(2) Consists of shares available for the grant of options under the Company's 1999 Employee Stock Option Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Related Person Transactions. Information appearing under the caption "Transactions with Related Persons" in the Company's definitive Proxy Statement to be filed with the Commission in connection with the Company's next Annual Meeting of Shareholders is incorporated herein by reference.

Director Independence. Information appearing under the caption "Corporate Governance – Director Independence" in the Company's definitive Proxy Statement to be filed with the Commission in connection with the Company's next Annual Meeting of Shareholders is incorporate herein by reference.

Item 14. Principal Accountant Fees and Services.

Information appearing under the caption "Services and Fees During Fiscal 2008" in the Company's definitive Proxy Statement to be filed with the Commission in connection with the Company's next Annual Meeting of Shareholders is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Documents filed with Report:

(1) **Financial Statements.** The following consolidated financial statements of the Company are contained in Item 8 of this Report.

(2) Financial Statement Schedules.

(3) Exhibits. An index of exhibits that are a part of this Form 10-K appears following the signature page and is incorporated herein by reference.

Signatures

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOUNTAIN POWERBOAT INDUSTRIES, INC.

By: /S/ *Reginald M. Fountain, Jr.*

September 29, 2008 .... Reginald M. Fountain, Jr.
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ *Reginald M. Fountain, Jr.* Reginald M. Fountain, Jr.	Chairman, Chief Executive Officer and President (Principal Executive Officer)	September 29, 2008
/S/ *Craig F. Goess* Craig F. Goess	Director	September 29, 2008
/S/ *Guy L. Hecker, Jr.* Guy L. Hecker, Jr.	Director	September 29, 2008
/S/ *David C. Miller* David C. Miller	Director	September 29, 2008
/S/ *Anthony J. Romersa* Anthony J. Romersa	Director	September 29, 2008
/S/ *Anthony A. Sarandes* Anthony A. Sarandes	Director	September 29, 2008
/S/ *Mark L. Spencer* Mark L. Spencer	Director	September 29, 2008
/S/ *Irving L. Smith* Irving L. Smith	Chief Financial Officer (Principal Financial Officer)	September 29, 2008
/S/ *Roger F. Scott* Roger F. Scott	Principal Accounting Officer	September 29, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit Description
2.01	Asset Purchase Agreement dated as of May 28, 2008, between and among Baja Marine Corporation, Brunswick Corporation, Baja by Fountain, Inc., and Fountain Powerboat Industries, Inc. (incorporated herein by reference to exhibits to Registrant's Annual Report on Form 10-K for the fiscal year ended May 28, 2008)
3.01	Registrant's Articles of Incorporation, as amended (incorporated herein by reference to exhibits to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2000)
3.02	Registrant's Bylaws, as amended (incorporated herein by reference to exhibits to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2000)
4.01	Form of stock certificate (incorporated herein by reference to exhibits to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2005)
10.01 *	Employment Agreement dated March 31, 1989, between Reginald M. Fountain, Jr. and Fountain Powerboats, Inc. (incorporated herein by reference to exhibits to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2005)
10.02 *	Employment Agreement dated September 1, 2004, as amended on October 18, 2004, between R. David Knight and Fountain Powerboats, Inc. (incorporated herein by reference to exhibits to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2005)
10.03 *	Stock Option Agreement dated August 4, 1995, as amended, between Registrant and Reginald M. Fountain, Jr. (incorporated herein by reference to exhibits to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2001)
10.04 *	1999 Employee Stock Option Plan (incorporated herein by reference to exhibits to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1999)
10.05 *	1995 Stock Option Plan, as amended (incorporated herein by reference to exhibits to Registrant's Current Report on Form 8-K dated November 9, 2004)
10.06	Master Agreement between Registrant, Fountain Powerboats, Inc., Reginald M. Fountain, Jr. and Brunswick Corporation (incorporated herein by reference to exhibits to Registrant's Current Report on Form 8-K dated July 17, 2003)
10.07	Engine Supply Agreement between Registrant Fountain Powerboats, Inc. and Brunswick Corporation (incorporated herein by reference to exhibits to Registrant's Current Report on Form 8-K dated July 17, 2003)
10.08	Omnibus Amendment and Agreement dated September 13, 2005, between Brunswick Corporation, Fountain Powerboat Industries, Inc., Fountain Powerboats, Inc., and Reginald M. Fountain, Jr. (incorporated herein by reference to exhibits to Registrant's Current Report on Form 8-K dated September 19, 2005)
10.09	Second Omnibus Amendment and Agreement dated June 21, 2007, between Brunswick Corporation, Fountain Powerboat Industries, Inc., Fountain Powerboats, Inc., and Reginald M. Fountain, Jr. (incorporated herein by reference to exhibits to Registrant's Current Report on Form 8-K dated June 25, 2007)
10.10	Third Omnibus Amendment and Agreement dated as of May 28, 2008, between Brunswick Corporation, Fountain Powerboat Industries, Inc., Fountain Powerboats, Inc., and Reginald M. Fountain, Jr. (incorporated herein by reference to exhibits to Registrant's Current Report on Form 8-K May 28, 2008)
10.11	First Amended and Restated Loan Agreement dated November 16, 2007, between Fountain Powerboats, Inc., Fountain Powerboat Industries, Inc., Fountain Dealers' Factory Superstore, Inc., and Regions Bank (filed herewith)
10.12	First Amendment dated September 24, 2008 to First Amended and Restated Loan Agreement dated November 16, 2007, between Fountain Powerboats, Inc., Fountain Powerboat Industries, Inc., Fountain Dealers' Factory Superstore, Inc. and Regions Bank (filed herewith)
10.13	Dealer Floor Plan and Security Agreement dated September 28, 2007, between Fountain Powerboats, Inc., Fountain Powerboat Industries, Inc., Fountain Dealers' Factory Superstore, Inc., and Regions Bank (filed herewith)
10.14	Deed of Trust, Assignment of Rents, Security Agreement and Financing Statement dated September 19, 2005,

	between Fountain Powerboats, Inc., and Regions Bank (incorporated herein by reference to exhibits to Registrant's Current Report on Form 8-K dated September 19, 2005)
10.15	First Amendment dated July 12, 2006 to Deed of Trust, Assignment of Rents, Security Agreement and Financing Statement dated September 19, 2005, between Fountain Powerboats, Inc., and Regions Bank (incorporated herein by reference to exhibits to Registrant's Current Report on Form 8-K dated August 23, 2006)
10.16	Second Amendment dated September 28, 2007 to Deed of Trust, Assignment of Rents, Security Agreement and Financing Statement dated September 19, 2005, between Fountain Powerboats, Inc., and Regions Bank (filed herewith)
10.17	Third Amendment dated November 16, 2007 to Deed of Trust, Assignment of Rents, Security Agreement and Financing Statement dated September 19, 2005, between Fountain Powerboats, Inc., and Regions Bank (filed herewith)
10.18	Amended and Restated Security Agreement dated November 16, 2007, between Fountain Powerboats, Inc., Fountain Powerboat Industries, Inc., Fountain Dealers' Factory Super Store, Inc., and Regions Bank (filed herewith)
10.19	Pledge Agreement dated September 19, 2005, between Fountain Powerboat Industries, Inc., and Regions Bank (incorporated herein by reference to exhibits to Registrant's Current Report on Form 8-K dated September 19, 2005)
10.20	First Amendment dated July 12, 2006, to Pledge Agreement dated September 19, 2005, between Fountain Powerboat Industries, Inc., and Regions Bank (incorporated herein by reference to exhibits to Registrant's Current Report on Form 8-K dated August 23, 2006)
10.21	Second Amendment dated September 28, 2007, to Pledge Agreement dated September 19, 2005, between Fountain Powerboat Industries, Inc., and Regions Bank (filed herewith)
10.22	Third Amendment dated November 16, 2007, to Pledge Agreement dated September 19, 2005, between Fountain Powerboat Industries, Inc., and Regions Bank (filed herewith)
10.23	Secured Subordinated Promissory Note dated as of May 28, 2008, of Baja by Fountain, Inc., to Baja Marine Corporation, and guaranteed by Fountain Powerboat Industries, Inc. (incorporated herein by reference to exhibits to Registrant's Current Report on Form 8-K dated May 28, 2008)
10.24	Security Agreement dated as of May 28, 2008, between Baja by Fountain, Inc. and Baja Marine Corporation, (incorporated herein by reference to exhibits to Registrant's Current Report on Form 8-K dated May 28, 2008)
10.25	Engine Supply Agreement dated as of May 28, 2008, between Baja by Fountain, Inc. and the Mercury Marine Division of Brunswick Corporation (incorporated herein by reference to exhibits to Registrant's Current Report on Form 8-K dated May 28, 2008)
10.26	Security Agreement dated as of May 28, 2008, by Baja by Fountain, Inc., to Regions Bank (incorporated herein by reference to exhibits to Registrant's Current Report on Form 8-K dated May 28, 2008)
10.27	Guaranty Agreement dated as of May 28, 2008, by Baja by Fountain, Inc., to Regions Bank (incorporated herein by reference to exhibits to Registrant's Current Report on Form 8-K dated May 28, 2008)
10.28	Subordination Agreement dated as of May 28, 2008, by and between Baja Marine Corporation and Regions Bank, and consented to by Fountain Powerboat Industries, Inc., Baja by Fountain, Inc., and Fountain Powerboats, Inc. (incorporated herein by reference to exhibits to Registrant's Current Report on Form 8-K dated May 28, 2008)
31.01	Certification of Registrant's Chief Executive Officer required by Rule 13a-14(a) (filed herewith)
31.02	Certification of Registrant's Chief Financial Officer required by Rule 13a-14(a) (filed herewith)
32	Certifications of Registrant's Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350 (furnished herewith)
99.01	Registrant's definitive proxy statement to be filed with the Commission

* Denotes a management compensation plan or compensatory plan or arrangement.

EXHIBIT 31.1

CERTIFICATION
Required by Rule 13a-14(a)

I, Reginald M. Fountain Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Fountain Powerboat Industries, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a -15(e) and 15d -15(e)) and internal control over reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting practices;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 29, 2008../S/ *Reginald M. Fountain*

Reginald M. Fountain, Jr.
Chairman, Chief Executive Officer and President

EXHIBIT 31.2

CERTIFICATION
Required by Rule 13a-14(a)

I, Irving L. Smith, certify that:

1. I have reviewed this annual report on Form 10-K of Fountain Powerboat Industries, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a -15(e) and 15d -15(e)) and internal control over reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting practices;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 29, 2008../S/ *Irving L. Smith*

Irving L. Smith
Chief Financial Officer

EXHIBIT 32

Certifications
Pursuant to Section 906
Of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)

The undersigned hereby certifies that based on their knowledge (i) the foregoing annual report on Form 10-K filed by Fountain Powerboat Industries, Inc. (the "Company") for the year ended June 30, 2008, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (ii) the information contained in that Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Fountain Powerboat Industries, Inc. and will be retained by Fountain Powerboat Industries, Inc and furnished to the Securities and Exchange Commission or its staff upon request.

Date: September 29, 2008../S/ *Reginald M. Fountain, Jr.*

Reginald M. Fountain, Jr.
Chairman, Chief Executive Officer and President

Date: September 29, 2008../S/ *Irving L. Smith*

Irving L. Smith
Chief Financial Officer

INTENTIONALLY BLANK

CORPORATE AND SHAREHOLDER INFORMATION

Directors

Reginald M. Fountain, Jr.
Chairman, Chief Executive Officer
and President
Fountain Powerboats Industries, Inc. and
Fountain Powerboats, Inc.
Washington, North Carolina

Guy L. Hecker, Jr.
Retired
Served as:
President
Stafford, Burke & Hecker, Inc.
Alexandria, Virginia

David C. Miller, CPA
Owner
David C. Miller, CPA/ABV
Greenville, North Carolina

Mark L. Spencer
President
Spencer Communications, Inc.
Montrose, California

Anthony A. Sarandes
Retired
Served As:
Chairman and Consultant
Equiflor Corporation
Miami, Florida

Anthony J. Romersa
Retired
Served as:
- Chief Operating Officer
  Fountain Powerboats, Inc.
- Director Of Planning
  Marine Operations of Brunswick Corp.

Bradenton, Florida

Craig Goess
President and Owner
Greenville Toyota, Inc.
Greenville, North Carolina

Officers

Reginald M. Fountain, Jr.
Chairman, Chief Executive Officer
and President

Irving L. Smith
Chief Financial Officer

Roger Scott
Secretary and Treasurer

Corporate Headquarters
1653 Whichards Beach Road
Post Office Drawer 457
Washington, North Carolina 27889
252.975.2000

Common Stock Listing
American Stock Exchange

Notice of Annual Meeting
The annual meeting will be held on Tuesday, November 18, 2008 at 10:00 am at the office of the company, 1653 Whichards Beach Road, Washington, North Carolina

Registrar and Transfer Agent
First Citizens Bank
Shareholder Services (FCC61)
4300 Six Forks Rd.
Raleigh, North Carolina 27609
919.716.2006

Shareholders requiring a change of name, address or ownership of stock, as well as information about shareholder records, and lost or stolen certificates should contact First Citizens Bank at the above address

Legal Counsel
Ward and Smith, PA
New Bern, North Carolina

Auditors
Gregory & Associates, LLC
Salt Lake City, Utah

Market for Company's Common Equity and Related Stockholder Matters

The Company's common stock, $.01 par value, trades on the American Stock Exchange (under the symbol "FPB"). The following table lists the high and low closing prices for the company's common stock as reported on the American Stock Exchange for each calendar quarter during our fiscal years ended June 30, 2007 and 2008

Quarter Ending	High	Low
September 2006	4.55	4.00
December 2006	4.99	3.63
March 2007	4.38	3.75
June 2007	3.75	2.51
September 2007	2.88	1.80
December 2007	2.28	1.10
March 2008	1.93	1.12
June 2008	1.89	.85

The company has not declared or paid any cash dividends on it's common stock since it first began operations. In the future, any declaration and payment of cash dividends will be subject to the Board of Directors' evaluation of the company's operating results, financial condition, future growth plans, general business and economic conditions and other relevant considerations. Management of the Company expects that, for the foreseeable future, profits generated by the company will be retained as additional capital to support the company's operations and that the Company will not pay any cash dividends.

On June 30, 2008 there were 208 holders of record for the Company's common Stock

Fountain Powerboats, Inc.
P.O. Drawer 457
Washington, NC 27889
252.975.2000
fountainpowerboats.com

END